Exhibit 99.1

TELESAT CANADA

Quarterly Report

For the Three Month Period Ended March 31, 2011

PART I.       FINANCIAL INFORMATION

Item 1.	Financial Statements

TELESAT HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
THREE MONTHS ENDED MARCH 31

(in thousands of Canadian dollars) (unaudited)	Notes	2011	2010
			(Note 5)
Revenue	6	202,780	199,237
Operating expenses	7	(46,744)	(53,188)
		156,036	146,049
Depreciation		(49,386)	(50,036)
Amortization		(10,241)	(11,178)
Other operating losses		(748)	(28)
Operating income		95,661	84,807

Interest expense	8	(57,733)	(66,588)
Interest and other income		692	1,112
(Loss) gain on changes in fair value of financial instruments		14,474	(41,374)
Gain on foreign exchange		78,351	113,382
Income before tax		131,445	91,339
Tax expense	9	(16,520)	(11,463)
Net income		114,925	79,876

TELESAT HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
THREE MONTHS ENDED MARCH 31

(in thousands of Canadian dollars) (unaudited)	Notes	2011	2010
			(Note 5)
Net income		114,925	79,876
Other comprehensive income (loss):
Foreign currency translation adjustments, net of tax		(2,083)	(2,564)
Actuarial gains (losses) on defined benefit plans, net of tax	24	-	-
Other comprehensive income (loss)		(2,083)	(2,564)
Total comprehensive income		112,842	77,312

TELESAT HOLDINGS INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands of Canadian dollars) (unaudited)	Notes	Common shares	Preferred shares	Total share capital	Accumulated earnings (deficit)	Equity-settled employee benefits reserve	Foreign currency translation reserve	Actuarial gains (losses) on defined benefit plans reserve	Total reserves	Total shareholders' equity

Balance at January 1, 2010	5	756,414	541,764	1,298,178	(60,275)	19,906	-	-	19,906	1,257,809

Net income for the period					79,876					79,876
Other comprehensive loss, net of tax of $nil							(2,564)		(2,564)	(2,564)
Share based payments	23					1,166			1,166	1,166
Balance at March 31, 2010	5	756,414	541,764	1,298,178	19,601	21,072	(2,564)	-	18,508	1,336,287

Balance at April 1, 2010		756,414	541,764	1,298,178	19,601	21,072	(2,564)	-	18,508	1,336,287
									-
Net income for the period					148,624				-	148,624
Dividends declared on preferred shares					(30)				-	(30)
Other comprehensive income (loss) , net of tax of $3,195							872	(9,450)	(8,578)	(8,578)
Share based payments						3,501			3,501	3,501
Balance at December 31, 2010	5	756,414	541,764	1,298,178	168,195	24,573	(1,692)	(9,450)	13,431	1,479,804

Balance at January 1, 2011	5	756,414	541,764	1,298,178	168,195	24,573	(1,692)	(9,450)	13,431	1,479,804

Net income for the period					114,925					114,925
Other comprehensive loss, net of tax of $nil							(2,083)		(2,083)	(2,083)
Share based payments	23					663			663	663
Balance at March 31, 2011		756,414	541,764	1,298,178	283,120	25,236	(3,775)	(9,450)	12,011	1,593,309

TELESAT HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian dollars) (unaudited)	Notes	March 31, 2011	December 31, 2010	January 1, 2010
			(Note 5)	(Note 5)
Assets
Cash and cash equivalents		246,341	220,295	154,189
Trade and other receivables	10	48,923	44,109	70,203
Other current financial assets	22	6,754	6,944	7,317
Prepaid expenses and other current assets	11	27,887	21,493	23,662
Total current assets		329,905	292,841	255,371
Satellites, property and other equipment	6, 13	2,015,822	1,971,905	1,898,898
Other long-term financial assets	22	113,821	78,631	21,733
Other long-term assets	12	9,799	12,027	19,031
Deferred tax assets	9	52,752	67,347	90,217
Intangible assets	6, 14	933,904	945,648	997,291
Goodwill	15	2,446,603	2,446,603	2,446,603
Total assets		5,902,606	5,815,002	5,729,144

Liabilities
Trade and other payables		60,405	49,974	43,413
Other current financial liabilities	22	83,250	61,358	51,451
Other current liabilities	16	71,120	62,645	72,121
Current indebtedness	18	131,116	96,848	23,602
Total current liabilities		345,891	270,825	190,587
Long-term indebtedness	18	2,654,907	2,771,802	3,021,820
Deferred tax liabilities	9	482,933	480,922	463,346
Other long-term financial liabilities	22	328,820	308,353	290,498
Other long-term liabilities	17	355,311	361,861	363,649
Senior preferred shares	19	141,435	141,435	141,435
Total liabilities		4,309,297	4,335,198	4,471,335

Shareholders' Equity
Share capital	20	1,298,178	1,298,178	1,298,178
Accumulated earnings (deficit)		283,120	168,195	(60,275)
Reserves		12,011	13,431	19,906
Total shareholders' equity		1,593,309	1,479,804	1,257,809
Total liabilities and shareholders' equity		5,902,606	5,815,002	5,729,144

TELESAT HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE MONTHS ENDED MARCH 31

(in thousands of Canadian dollars) (unaudited)	Notes	2011	2010
			(Note 5)
Cash flows from operating activities
Net income		114,925	79,876
Adjustments to reconcile net income to cash flows from operating activities:
Amortization and depreciation		59,627	61,214
Deferred tax expense	9	16,159	10,323
Unrealized foreign exchange gain		(82,061)	(118,220)
Unrealized loss (gain) on derivatives	22	(11,843)	42,781
Dividends on senior preferred shares	19	2,465	3,489
Share-based compensation	23	663	1,166
Loss on disposal of assets		748	28
Other		(8,821)	(6,186)
Customer prepayments on future satellite services		-	13,056
Insurance proceeds		5,943	-
Operating assets and liabilities	25	18,329	25,464
Net cash generated by operating activities		116,134	112,991
Cash flows used in investing activities
Satellite programs		(77,036)	(32,307)
Purchase of other property and equipment		(700)	(1,574)
Proceeds from sale of assets		75	5,974
Net cash used in investing activities		(77,661)	(27,907)
Cash flows from financing activities
Repayment of indebtedness	18	(9,627)	(7,335)
Satellite performance incentive payments		(1,740)	(1,982)
Net cash used in financing activities		(11,367)	(9,317)

Effect of changes in exchange rates on cash and cash equivalents		(1,060)	(274)
Increase in cash and cash equivalents		26,046	75,493
Cash and cash equivalents, beginning of period		220,295	154,189
Cash and cash equivalents, end of period	25	246,341	229,682

Supplemental disclosure of cash flow information
Interest received		379	148
Interest paid		33,197	34,260
Income taxes paid		348	548

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

1.	BACKGROUND OF THE COMPANY

Telesat Holdings Inc. (the “Company” or “Telesat”) is a Canadian corporation.  Telesat is a global fixed satellite services operator providing secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers.  The Company has a fleet of 12 satellites with three more under construction in addition to the Canadian payload of the ViaSat-1 satellite, and manages the operations of additional satellites for third parties.  Telesat is headquartered in Ottawa, Canada, with offices and facilities around the world.

On October 31, 2007 Canada’s Public Sector Pension Investment Board (“PSP Investments”) and Loral Space & Communications Inc. (“Loral”), through a newly formed entity called Telesat Holdings Inc. completed the acquisition of Telesat Canada from BCE Inc. (“BCE”).  Loral and PSP Investments indirectly hold an economic interest in Telesat of 64% and 36%, respectively. Loral indirectly holds a voting interest of 33 1/3% on all matters including the election of directors.  PSP Investments indirectly holds a voting interest of 66 2/3% on all matters except for the election of directors, and a 30% voting interest for the election of directors.  The remaining voting interest of 36 2/3% for the election of directors is held by shareholders of the company’s director voting preferred shares.

These financial statements were approved by the Company’s Audit Committee and authorized for issue on May 2, 2011.

2.	BASIS OF PRESENTATION

Statement of Compliance
The Company adopted International Financial Reporting Standards (“IFRS”) in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”).  The first date on which IFRS was applied was January 1, 2010. However, we only started reporting under IFRS on January 1, 2011.  These unaudited condensed consolidated interim financial statements represent the first interim financial statements of Telesat Holdings Inc. and its subsidiaries, on a consolidated basis, prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”).

Transition to International Financial Reporting Standards (“IFRS”)
The Company’s consolidated interim financial statements were previously prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Canadian GAAP differs in some areas from IFRS.  In preparing these condensed consolidated interim financial statements, the Company has amended certain accounting and measurement methods previously applied in the Canadian GAAP financial statements to comply with IFRS.  Note 5 of these consolidated financial statements contains reconciliations and descriptions of the impact of the transition from Canadian GAAP to IFRS on equity, income and comprehensive income as at March 31, 2010 and December 31, 2010. Note 5 also has the January 1, 2010 reconciliation of shareholder’s equity.  In addition the note discloses the reconciliation for the consolidated income statement and consolidated statement of comprehensive income for the three month period ended March 31, 2010 and line by line reconciliation of the consolidated balance sheet as at January 1, 2010 and December 31, 2010.

Basis of Consolidation
These condensed consolidated interim financial statements include the results of the Company and subsidiaries controlled by the Company.  Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.  The most material of our wholly owned subsidiaries are listed in note 27.

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis except for financial instruments measured at fair values, as explained in the accounting policies below.  Historical cost is generally based on the fair value of the consideration given in exchange for assets.

Segment Reporting

A Company’s operating segments are organized around the group’s service lines, which represent the group’s business activities.  The operating segments are reported in a manner consistent with the internal reporting provided to the Company’s Chief Operating Decision Maker (the “CODM”), who is the Company’s Chief Executive Officer.  To be reported, a  segment is usually based on quantitative thresholds but can also encompass qualitative factors management deems significant.  Telesat operates in a single industry segment, in which it provides satellite-based services to its broadcast, enterprise and consulting customers around the world.

Foreign Currency Translation

Unless otherwise specified, all figures reported in the condensed consolidated interim financial statements and associated note disclosures are presented in Canadian dollars, which is the presentation currency of the Company.  Each of the subsidiaries of the Company determines its own functional currency and uses that currency to measure items on its separate financial statements.

Upon consolidation, for those foreign operations having a functional currency other than the Canadian dollar, assets and liabilities are translated at the period-end exchange rate, and revenues and expenses are translated at average exchange rates for the period.  Gains or losses on translation of foreign subsidiaries are recognized in other comprehensive income (“OCI”).

On the financial statements of the Company and its subsidiaries, non-monetary assets and liabilities are translated at their historical exchange rates, monetary assets and liabilities are translated at the period-end exchange rate, and revenues and expenses are translated at average exchange rates for the period.  Gains or losses on translation of these items are recognized as a component of net income.

Cash and Cash Equivalents

All highly liquid investments with an original maturity of three months or less are classified as cash and cash equivalents.  Cash and cash equivalents are comprised of cash on hand, demand deposits, and short term investments.

Revenue Recognition

Telesat recognizes revenue when earned, as services are rendered or as products are delivered to customers. Revenue is measured at the fair value of the consideration received or receivable. There must be clear evidence that an arrangement exists, the amount of revenue must be known or determinable and collectability must be reasonably assured. Revenue from a contract to sell service is recognized as follows:

Consulting revenues for “cost plus” contracts are recognized after the work has been completed and accepted by the customer.

The percentage of completion method is used for “fixed price” consulting revenue contracts. Percentage of completion is measured by companing actual cost incurred to total cost expected.

Deferred revenue consist of remuneration received in advance of the provision of service and is recognized in income on a straight-line basis over the term of the related customer contract.  When it is questionable whether or not Telesat is the principal in a transaction, the transaction is evaluated to determine whether it should be recorded on a gross or net basis.

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

Equipment sales revenue is recognized when the equipment is delivered to and accepted by the customer.  Only equipment sales are subject to warranty or return and there is no general right of return.  Historically Telesat has not incurred significant expense for warranties and consequently no provision for warranty is recorded.  When a transaction involves more than one product or service, revenue is allocated to each deliverable based on its relative fair value; otherwise, revenue is recognized as services are provided over the term of the customer contract.

Deferred Revenue

Deferred revenue represents the Company’s liability for the provision of future services and is classified on the balance sheet in other current liabilities and other long-term liabilities.  The deferred amount is brought into income over the period of service to which it applies.

Borrowing Costs

Borrowing costs are incurred on the Company’s debt financing.  Borrowing costs directly attributable to the acquisition, production or construction of qualifying assets, which are assets that take longer than twelve months to get ready for their intended use or sale, are added to the cost of those specific assets.  Capitalization of borrowing costs continues until such time as the assets are substantially ready for their intended use or ready for sale.  Borrowing costs are determined based on specific financing related to the asset or in the absence of specific financing, the borrowing costs are calculated on the basis of a capitalization rate which is equal to the Company’s average cost of debt.  All other borrowing costs are expensed in the period in which they are incurred.

Satellites, Property and Other Equipment

Satellites, property and other equipment, which are carried at cost, less accumulated depreciation and any accumulated impairment losses, include the contractual cost of equipment, capitalized engineering, and with respect to satellites, the cost of launch services, launch insurance and capitalized borrowing costs during construction.

Depreciation is calculated using the straight line method over the respective estimated useful lives of the assets. Below are the estimated useful lives in years of satellites, property and other equipment as of March 31, 2011.

Years
Satellites	15
Property and other equipment	3 to 25

Construction in progress is not depreciated as depreciation only starts when the asset is ready for its intended use.

The estimates of useful lives are reviewed at least annually and adjusted prospectively if necessary.

Liabilities related to decommissioning and restoration of retiring property and equipment are measured at fair value with a corresponding increase to the carrying amount of the related asset. The liability is accreted over the period of expected cash flows with a corresponding charge to interest expense.  The liabilities recorded to date have not been significant and are reassessed annually.  There are no decommissioning or restoration obligations for satellites.

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

In the event of an unsuccessful launch or total in-orbit satellite failure, all unamortized costs that are not recoverable under launch or in-orbit insurance are recorded as an operating expense.

The investment in each satellite will be removed from the property accounts when the satellite has been fully depreciated and is no longer in service.  When other property is retired from operations at the end of its useful life, the amount of the asset and accumulated depreciation are removed from the accounts.  Earnings are credited with the amount of any net salvage and charged with any net cost of removal.  When an item is sold prior to the end of its useful life, the gain or loss is recognized in income immediately.

Impairment of Long-Lived Assets

Tangible fixed assets and finite life intangible assets are assessed for impairment on a quarterly basis or more frequently when events or changes in circumstances indicate that the carrying value of assets exceeds the recoverable amount.

An impairment test consists of assessing the recoverable amount of an asset, which is the higher of its fair value less cost to sell and its value in use.  If it is not practicable to estimate the recoverable amount for a particular asset, the Company determines the recoverable amount of the cash generating unit (“CGU”) with which it is associated.  A cash generating unit is the smallest identifiable group of assets that generates cash inflows which are largely independent of the cash inflows from other assets or groups of assets.

The Company estimates value in use on the basis of the estimated future cash flows to be generated by an asset or CGU.  These future cash flows are based on the Company’s latest business plan information approved by senior management and are discounted using rates that best reflect the time value of money and the specific risks associated.

The fair value less cost to sell is the amount obtainable from the sale of the asset or CGU in the course of an arm’s length transaction between interested, knowledgeable and willing parties, less selling costs.

An impairment loss is the amount by which the carrying amount of an asset or CGU exceeds its recoverable amount.  Impairment losses and reversals of impairment losses are recognized in Other operating losses.

Deferred Satellite Performance Incentive Payments

Deferred satellite performance incentive payments are obligations payable to satellite manufacturers over the lives of certain satellites.  The present value of the payments are capitalized as part of the cost of the satellite and recognized in income as part of the depreciation of the satellite.

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

Goodwill and Intangible Assets

The Company accounts for business combinations using the acquisition method of accounting, which establishes specific criteria for the recognition of intangible assets separately from goodwill. Goodwill represents the difference between the total of the consideration transferred over the fair value of net assets acquired. After initial recognition at cost, goodwill is measured at cost less any cumulative impairment charge.   The Company distinguishes intangible assets between assets with finite and indefinite useful lives.  Intangible assets with indefinite useful lives are comprised of the Company’s trade name and orbital slots. An assessment for impairment of Goodwill and indefinite life intangible assets is performed annually, or more frequently whenever events or changes in circumstances indicate that the carrying amounts of these assets are likely to exceed their recoverable amount, which is the higher of fair value less cost to sell and value in use.

Finite life intangible assets, which are carried at cost less accumulated amortization, consist of revenue backlog, customer relationships, favorable leases, concession rights, transponder rights and patents.  Intangible assets with finite lives are amortized over their estimated useful lives using the straight-line method of amortization, except for revenue backlog which is based on the expected period of recognition of the related revenue.

Years
Revenue backlog	4 to 17
Customer relationships	11 to 21
Favorable leases	4 to 5
Concession rights	15
Transponder rights	5 to 14
Patents	18

The estimates of useful lives are reviewed every year and adjusted prospectively if necessary.

Impairment of Goodwill and Indefinite Life Intangible Assets

Goodwill and indefinite-life intangible assets are tested for impairment annually irrespective of whether there is any indication of impairment.  Goodwill is tested for impairment at the entity level as this represents the lowest level within the entity at which the goodwill is monitored for internal management purposes, and is not larger than an operating segment.  Indefinite life intangibles have not been allocated to any CGU and are tested for impairment at the asset level.

An impairment test consists of assessing the recoverable amount of an asset, which is the higher of its fair value less cost to sell and its value in use.

In performing the goodwill impairment analysis, the Company uses the income approach as well as the market approach in the determination of the fair value of goodwill at the entity level.  Under the income approach, the sum of the projected discounted cash flows for the next five years in addition to a terminal value are used to determine the fair value at the entity level.  In this model, significant assumptions used include: revenues, expenses, capital expenditures, working capital, terminal growth rate and discount rate.

Under the market based approach, the fair value of the reporting unit is determined based on market multiples derived from comparable public companies.  As part of that analysis, assumptions are made regarding comparability of selected companies including revenue, earnings before interest, taxes, depreciation and amortization multiples for valuation purposes, growth rates, size and overall profitability.

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

Under both approaches, all assumptions used in the model are based on management’s best estimates.  The discount rates are consistent with external sources of information.

Financial Instruments

Telesat uses derivative financial instruments to manage its exposure to foreign exchange rate risk associated with anticipated purchases and with debt denominated in foreign currencies, as well as to reduce its exposure to interest rate risk associated with debt.  Currently, Telesat does not designate any of its derivative financial instruments as hedging instruments for accounting purposes.  All realized and unrealized gains and losses on these derivative financial instruments are recorded in the income statement and included as part of (loss) gain on changes in fair value of financial instruments.

Financial assets and financial liabilities that are classified as held-for-trading (“HFT”) are measured at fair value.    Loans and receivables and other liabilities are recorded at amortized cost in accordance with the effective interest rate method.  Derivatives, including embedded derivatives that must be separately accounted for, are recorded at fair value on the consolidated balance sheet at inception and marked to market at each reporting period thereafter.  Derivatives embedded in other financial instruments are treated as separate derivatives when their risk and characteristics are not closely related to those of the host contract and the host contract is measured separately according to its characteristics.  The unrealized gains and losses relating to the HFT assets and liabilities are recorded in the consolidated statement of income.

The Company accounts for embedded foreign currency derivatives in a host contract as a single instrument where the contract requires payments denominated in the currency that is commonly used in contracts to procure non-financial items in the economic environment in which Telesat transacts.

Transaction costs for financial instruments classified as HFT are expensed as incurred.  Transaction costs that are directly attributable to the acquisition of financial assets and financial liabilities (other than HFT) are added or deducted from the fair value of the financial asset and financial liability on initial recognition.

Financing Costs

The debt issuance costs related to the revolving Canadian dollar denominated credit facility and the Canadian term loan facility are accounted for as short-term and long-term deferred charges and included in Prepaid expenses and other current assets and Other long-term assets.  The deferred charges are amortized to interest expense on a straight-line basis.  All other debt issuance costs are amortized to interest expense using the effective interest method.

Employee Benefit Plans

Telesat maintains one contributory and three non-contributory defined benefit pension plans which provide benefits based on length of service and rate of pay.  Telesat is responsible for adequately funding these defined benefit pension plans.  Contributions are made based on actuarial cost methods that are permitted by pension regulatory bodies and reflect assumptions about future investment returns, salary projections and future service benefits.  Telesat also provides other post-employment and retirement benefits, including health care and life insurance benefits on retirement and various disability plans, workers compensation and medical benefits to former or inactive employees, their beneficiaries and covered dependents, after employment but before retirement, under certain circumstances.  The Company accrues the present value of its obligations under employee benefit plans and the related costs, adjusted for any unrecognized past service cost and reduced by the fair value of plan assets.  Any asset resulting from this calculation is limited to any unrecognized past service cost plus the present value of available refunds and reductions in future contributions to the plan.  Pension costs and other retirement benefits are determined using the projected benefit method prorated on service and management’s best estimate of expected investment performance, salary escalation, retirement ages of employees and expected health care costs.

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

Pension plan assets are valued at fair value which is also the basis used for calculating the expected rate of return on plan assets.  The discount rate is based on the market interest rate of high quality corporate bonds.  Past service costs arising from plan amendments are recognized immediately to the extent that the benefits are already vested, and otherwise are amortized on a straight-line basis over the average remaining vesting period.  All actuarial gains and losses are recognized immediately in other comprehensive income in the period in which they occur.  A valuation is performed at least every three years to determine the present value of the accrued pension and other retirement benefits.  The 2010 pension expense calculations are extrapolated from a valuation performed as of January 1, 2007 while the  2011 pension expense calculations are extrapolated from the calculation performed as of January 1, 2010.  The accrued benefit obligation is extrapolated from an actuarial valuation as of January 1, 2010.  The most recent valuation of the pension plans for funding purposes was as of January 1, 2011, and the next required valuation is as of January 1, 2012.

In addition, Telesat provides certain health care and life insurance benefits for retired employees.  These benefits are funded primarily on a pay-as-go basis, with the retiree generally paying a portion of the cost through contributions, deductibles and co-insurance provisions.  Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.

Share-Based Compensation Plan

The Company operates an equity-settled share-based incentive plan for certain key employees under which it receives services from employees as consideration for equity instruments of the Company.  The expense is based on fair value of the awards granted using the Black-Scholes option pricing model.  The expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied, with a corresponding increase in equity.  For awards with graded vesting, the fair value of each tranche is recognized over the respective vesting period.

Inventory

Inventories are valued at lower of cost and net realizable value and consist of finished goods and work in process.  Cost for substantially all network equipment inventories is determined on a weighted average cost basis.  Cost for work in process and certain one-of-a-kind finished goods is determined using the specific identification method.

Income Taxes

Tax expense, comprised of current and deferred tax, is recognized in income except to the extent it relates to items recognized in other comprehensive income or equity, in which case the tax expense is recognized in other comprehensive income or equity, respectively.

Current tax is measured at the amount expected to be paid to the taxation authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred taxes are the result of temporary differences arising between the tax bases of assets and liabilities and their carrying amount. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period where the asset is realized or the liability is settled, based on tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized, unless the deferred tax asset arises from the initial recognition of an asset or liability in a transaction that is not a business combination.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that the deferred tax assets will be realized.  Unrecognized deferred tax assets are reassessed at each balance sheet date and recognized to the extent that it has become probable that future taxable profit will allow the deferred tax assets to be recovered.

Deferred tax liabilities are recognized for all taxable temporary differences except when the deferred tax liability arises from the initial recognition of goodwill or the initial recognition of an asset or liability in a transaction which is not a business combination. For taxable temporary differences associated with investments in subsidiaries, a deferred tax liability is recognized unless the parent can control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Future Changes in Accounting Policies

Financial instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the International Accounting Standards Board (“IASB”) on October 28, 2010, and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”).  IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39.  The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.  Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost.  Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied.  The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of this standard.  IFRS 9 is effective for annual periods beginning on or after January 1, 2013.  The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

Related party disclosures

On November 4, 2009, the IASB issued a revised version of IAS 24, Related Party Disclosures (“IAS 24”).  IAS 24 requires entities to disclose in their financial statements information about transactions with related parties.  Generally, two parties are related to each other if one party controls, or significantly influences, the other party.  IAS 24 has simplified the definition of a related party and removed certain disclosures required by the predecessor standard.  The revised standard is effective for annual periods beginning on or after January 1, 2011.

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

4.	CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

Critical judgments in applying accounting policies

The following are the critical judgements made in applying the Company’s accounting policies which have the most significant effect on the amounts reported in the financial statements:

Revenue recognition
The Company’s accounting policy relating to revenue recognition is described in note 3.  The percentage of completion method is used for fixed price consulting revenue contracts and requires judgment by management to determine the appropriateness of using the method for revenue recognition as this method requires the ability to accurately estimate costs required to complete contracts.

Uncertain income tax positions
The Company operates in numerous jurisdictions and is subject to country-specific tax laws.  Management uses significant judgment when determining the worldwide provision for tax and estimates provisions for uncertain tax positions as the amounts expected to be paid based on a qualitative assessment of all relevant factors.  In the assessment, management considers risk with respect to tax matters under active discussion, audit, dispute or appeal with tax authorities, or which are otherwise considered to involve uncertainty.  Management reviews the provisions at each balance sheet date.

IFRIC 4 - Determining whether an arrangement contains a lease
The Company assesses for each new arrangement whether it contains a lease based on IFRIC 4. The determination of whether an arrangement is, or contains a lease, is based on the substance of the arrangement at inception date and whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset. If contracts contain a lease arrangement, the leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating  leases.

Critical accounting estimates and assumptions

The Company makes accounting estimates and assumptions that affect the carrying value of assets and liabilities, reported net income and disclosure of contingent assets and liabilities.  Estimates and assumptions are based on historical experience, current events and other relevant factors, therefore, actual results will differ and could be material.  The accounting estimates and assumptions critical to the determination of the amounts reported in the financial statements are as follows:

Derivative financial instruments measured at fair value
Derivative financial assets and liabilities measured at fair value were $107.7 million and $263.0 million at March 31, 2011 (December 31, 2010 - $72.4 million and $244.5 million, January 1, 2010 - $15.9 million and $185.3 million).  Quoted market values are unavailable for the Company’s financial instruments and in the absence of an active market, the Company determines fair value for financial instruments based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.  The determination of fair value is affected significantly by the assumptions used for the amount and timing of estimated future cash flows and discount rates.  As a result, the fair values of financial assets and liabilities and the amount of gains or losses on changes in fair value recorded to net income could vary.

Impairment of goodwill
Goodwill represents approximately $2.4 billion of total assets at March 31, 2011 and at each of the prior balance sheet dates.  Determining whether goodwill is impaired requires an estimation of the Company’s value.  The Company’s value requires management to estimate the future cash flows expected to arise from operations and to make assumptions regarding economic factors, discount rates, tax rates, and annual growth rates.  Actual operating results and the related cash flows of the Company could differ from the estimates used for the impairment analysis.

Impairment of intangible assets
Intangible assets represent approximately $934 million of total assets at March 31, 2011 (December 31, 2010 - $946 million, January 1, 2010 - $997 million).  Impairment of intangible assets is tested annually or more frequently if indicators of impairment exist.  The impairment analysis requires the Company to estimate the future cash flows expected to arise from operations and to make assumptions regarding economic factors, discount rates, tax rates, and annual growth rates.  Actual operating results and the related cash flows of the Company could differ from the estimates used for the impairment analysis.

Where an impairment loss subsequently reverses, the carrying amount of the CGU is increased to the revised estimate of its recoverable amount, so long as the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the CGU in prior years.

The reversal of an impairment requires management to re-assess several indicators that led to the impairment. It requires the valuation of the recoverable amount by estimating the future cash flows expected to arise from the CGU and the determination of a suitable discount rate in order to calculate its present value. Significant judgment is made in establishing these assumptions.

Employee  Benefit
The cost of defined benefit pension plans and other post employment medical benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexity of the valuation, the underlying assumptions, and its long term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

Determination useful life of satellites
The estimated useful life and depreciation method for satellites are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Any change in these estimates may have a significant impact on the amounts reported.

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

Income taxes
Management assesses the recoverability of deferred tax assets based upon an estimation of the Company’s projected taxable income using existing tax laws, and its ability to utilize future tax deductions before they expire. Actual results could differ from expectations.

5.	TRANSITION TO IFRS

The Company adopted IFRS with a transition date of January 1, 2010 (the “opening balance sheet”).  These consolidated interim financial statements have been prepared in accordance with those IFRS standards and International Financial Reporting Interpretation Committee (“IFRIC”) interpretations issued and effective or issued and early adopted as at the timing of preparing these consolidated financial statements. The IFRS standards and IFRIC interpretations that will be applicable at December 31, 2011, including those that can be early adopted, were not known with certainty at the time of preparing these consolidated interim financial statements.  The Company’s financial statements for the year ended December 31, 2011 will be the first annual financial statements that comply with IFRS and these interim financial statements were prepared as described in note 2, including the application of IFRS 1.  IFRS 1 provides for certain mandatory exceptions and provides for certain elective exemptions for first time adopters.

Initial elections upon adoption of IFRS 1

The basic principles of IFRS 1 assume that on the initial adoption of IFRS standards, these will be applied retrospectively as if the standards had been applied and effective from the date of inception.  However, the IASB has determined that retrospective application in certain situations cannot be performed with sufficient reliability or significant cost.  Therefore, IFRS 1 offers mandatory exceptions and elective exemptions to facilitate conversion from Canadian GAAP to IFRS.  Below are the mandatory exceptions and elective exemptions applicable to the Company.

(a) Mandatory exceptions

Estimates
The estimates made in the opening IFRS balance sheet reflect conditions that existed at the date of the underlying transaction or January 1, 2010, as required by each specific IFRS standard.  Hindsight was not used to create or revise estimates.  All estimates used in the preparation of the opening balance sheet reflect the facts and circumstances at the date of the underlying transaction or January 1, 2010, as may be the case.

(b) Elective exemptions

Business combinations
IFRS 1 provides the Company with the option to apply IFRS 3R, Business Combinations, retrospectively or prospectively from the transition date of January 1, 2010.  The retrospective application requires the restatement of business combinations that occurred prior to the transition date.  The Company elected to apply IFRS 3R prospectively to business combinations that occurred on or after the date of transition of January 1, 2010.

Fair value or revaluation as deemed cost
IFRS 1 provides an exemption to measure property, plant and equipment, intangible assets, and investment property at its fair value and use that fair value as its deemed cost at that date and an exemption to use a previous GAAP revaluation as deemed cost if it is comparable to fair value or reflects the cost or depreciated cost under IFRS.  If no election is made, retrospective application is required in accordance with IAS 16, Property, Plant and Equipment, IAS 38, Intangible Assets, and IAS 40, Investment Property.  The Company has elected to use a previous Canadian GAAP revaluation as deemed cost.  The previous revaluation was required as part of the October 31, 2007 acquisition of Telesat Canada and Loral Skynet.  This election had no impact on the Company’s opening balance sheet.

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

Employee benefits
IFRS 1 provides the option to retrospectively apply the corridor approach under IAS 19, Employee Benefits, for the recognition of actuarial gains and losses, or alternatively recognize all cumulative actuarial gains and losses deferred under Canadian GAAP in opening retained earnings at the transition date.  The Company has elected to recognize all cumulative actuarial gains and losses in opening accumulated deficit for all of its employee benefit plans at the date of transition. This election resulted in a decrease to other long-term assets of $15.4 million, a decrease to deferred tax liability of $3.5 million, a decrease to other long-term liabilities of $1.4 million and an increase to accumulated deficit of $10.5 million.

Currency translation differences
IFRS 1 permits cumulative translation gains and losses to be reset to zero at the transition date.  The Company has elected to reset all cumulative translation gains and losses to zero in opening accumulated deficit at January 1, 2010.  The impact was a decrease in accumulated other comprehensive loss of $7.4 million and an increase to accumulated deficit of $7.4 million after adjusting for changes in functional currency as determined under IAS 21.  There was no impact to the shareholders’ equity.

Borrowing costs
IAS 23, Borrowing Costs, requires an entity to capitalize the borrowing costs related to all qualifying assets.  IFRS 1 allows the Company the option to apply this standard retrospectively or prospectively from the date of transition.  The Company has elected to apply IAS 23 prospectively.

Leases
IFRS 1 provides the option to apply the transitional provisions under IFRIC 4, Determining whether an Arrangement contains a Lease, to determine whether an arrangement contains a lease on the basis of facts and circumstances existing at the date of transition.  The Company has made this election in its evaluation of contracts existing at the transition date. As a result of the application of IFRIC 4, management determined that certain agreements were incorrectly accounted for as leases under Canadian GAAP. These immaterial errors were corrected as part of the IFRS transition as permitted under IFRS 1 with prior periods adjusted in these financial statements and the agreements are now accounted for as service agreements under IFRIC 4. The impact to the opening balance sheet was a decrease in satellite, property and other equipment of $19.5 million, a decrease to other current liabilities of $3.5 million, a decrease to other long-term liabilities of $17.8 million, a decrease to deferred tax liability of $6.1 million and a decrease to opening accumulated deficit of $7.9 million.

(c) Reconciliation of Canadian GAAP to IFRS

The following represents the reconciliations from Canadian GAAP to IFRS for the respective periods noted for shareholders’ equity, net income and total comprehensive income.  The first-time adoption of IFRS did not have a material impact on total operating, investing or financing cash flows.

Reconciliation of Shareholders’ Equity

As at	December 31, 2010	March 31, 2010	January 1, 2010
Shareholders’ equity under Canadian GAAP (a)	1,132,325	977,448	897,296
Differences increasing (decreasing) reported shareholders’ equity (b):
1. Impairments – Recoverability testing	(5,143)	(5,726)	(5,921)
2. Impairment - Reversals	365,267	365,267	365,267
3. Employee benefits	(20,100)	(10,529)	(10,489)
4. Foreign currency translation	1,634	2,409	3,745
5. Share based compensation	-	-	-
6. Leases	5,821	7,418	7,911
Total shareholder’s equity under IFRS	1,479,804	1,336,287	1,257,809

(a)
The March 31, 2010 and January 1, 2010 Shareholders’ equity as originally reported under Canadian GAAP were increased by $7,033 and $7,832, respectively.  For additional information refer to the Company’s 2010 Canadian GAAP audited financial statements Note 18.

(b)	Differences increasing (decreasing) reported shareholders’ equity are disclosed net of tax.

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

Reconciliation of Net Income

	For the year ended	For the three months ended
	December 31, 2010	March 31, 2010
Net income under Canadian GAAP (a)	228,191	79,326
Differences increasing (decreasing) reported net income:
1. Impairments – Recoverability testing	1,040	260
2. Impairment - Reversals	-	-
3. Employee benefits	(192)	(48)
4. Foreign currency translation	(32)	(7)
5. Share based compensation	987	243
6. Leases	68	43
7. Income taxes	(1,562)	59
Total net income under IFRS	228,500	79,876

(a)
The March 31, 2010 Net Income as originally reported under Canadian GAAP was decreased by $800.  For additional information refer to the Company’s 2010 Canadian GAAP audited financial statements Note 18.

Reconciliation of Comprehensive Income

	For the year ended	For the three months ended
	December 31, 2010	March 31, 2010
Comprehensive income under Canadian GAAP (a)	229,406	78,742
Differences increasing (decreasing) reported comprehensive income:
Differences in net income	309	550
Foreign currency translation adjustment	(2,907)	(1,980)
Actuarial gains (losses) on defined benefit plans	(9,450)	-
Comprehensive income under IFRS	217,358	77,312

(a)
The March 31, 2010 Net Income as originally reported under Canadian GAAP was decreased by $800.  For additional information refer to the Company’s 2010 Canadian GAAP audited financial statements Note 18.

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

(d) Changes in accounting policies from Canadian GAAP to IFRS

In addition to the mandatory exceptions and elective exemptions for retrospective application of IFRS, the following narratives explain the significant differences, as identified in the tables above,  between previously adopted Canadian GAAP accounting policies and the current IFRS accounting policies adopted by the Company.

(1) Impairment – Recoverability testing

A recoverability test, under Canadian GAAP, is a two step process whereby the first test is performed by comparing the undiscounted cash flows expected to be generated from the asset to its carrying amount.  If the asset does not recover its carrying value, an impairment loss is determined as the excess of the asset’s carrying amount over its fair value.  Fair value is calculated as the present value of expected cash flows derived from the asset.

The impairment test under IAS 36, Impairment of Assets, is a one step process whereby impairment is calculated as the excess of the asset’s carrying amount over its recoverable amount.  The recoverable amount is the higher of the asset’s fair value less cost to sell and its value in use.  Value in use is defined as the present value of the future cash flows expected to be derived from the asset.  As a result of the differences in measurement, the Company recognized an additional impairment under IFRS, on the transition date, as the carrying amount of a certain satellite was in excess of its value in use.  The additional impairment resulted in a reduction to satellites, property and other equipment of $7.9 million, a reduction to deferred tax liability of $2.0 million and an increase in opening accumulated deficit of $5.9 million.

(2) Impairment - Reversals

Impairment losses cannot be reversed under Canadian GAAP.

IFRS requires impairment losses other than those related to goodwill, to be reversed if certain criteria are met in accordance with IAS 36, Impairment of Assets.  As a result, the Company reversed an impairment relating to its orbital slot intangible assets at the transition date. The reversal of the impairment was mainly the result of variations in the discount rate applied.  The reversal resulted in an increase to intangible assets of $483.0 million, an increase to deferred tax liability of $117.7 million and a decrease to opening accumulated deficit of $365.3 million.

(3) Employee benefits – actuarial gains and losses

Under Canadian GAAP actuarial gains and losses arising from the calculation of the present value of the defined benefit obligation and the fair value of plan assets are recognized on a systematic and consistent basis, subject to a minimum required amortization based on a corridor approach.  The corridor was 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year.  The excess of 10% is amortized as a component of pension expense on a straight-line basis over the expected average remaining service period of active participants.  Actuarial gains and losses below the 10% corridor are deferred.

Under IFRS, the Company elected to recognize all actuarial gains and losses immediately in other comprehensive income without recycling to the income statement in subsequent periods.  As a result, actuarial gains and losses are not amortized to the income statement but instead recorded directly to other comprehensive income at the end of each period.

The recognition of actuarial gains and losses as per the opening balance sheet date resulted in a decrease to other long-term assets of $15.4 million, a decrease of $1.4 million to other long-term liabilities, a decrease to deferred tax liabilities of $3.5 million and a corresponding increase to accumulated deficit of $10.5 million.

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

(4) Foreign currency translation

Under Canadian GAAP, foreign currency translation of subsidiaries depends on the criteria provided in determining self-sustaining foreign operations and integrated foreign operations.

IFRS requires each entity in a consolidated group to determine its functional currency in isolation in accordance with primary and secondary indications. As a result of this difference, certain subsidiaries that were previously accounted for as integrated foreign operations under Canadian GAAP were revised to have their functional currency as a foreign currency.  The impact on the transition date was an increase to satellite, property and equipment of $0.1 million, a $3.6 million increase to intangible assets, a $0.8 million reduction in accumulated other comprehensive loss and a $2.9 million reduction of accumulated deficit.  The resulting foreign currency translation adjustment was then cleared to accumulated deficit using the IFRS 1 exemption for IAS 21.

(5) Share-based compensation

The Company has equity-settled share-based compensation transactions with certain key employees. The vesting conditions embedded in these compensation plans are time and performance based.  Under Canadian GAAP, the total fair value of these awards is recognized on a straight line basis throughout the vesting period.

Under IFRS, each tranche of the option grant is considered a separate grant and fair value is determined for each tranche of the option grant.  As a result of this difference, the Company recorded a transitional adjustment to its opening balance sheet which resulted in an increase to reserves of $8.8 million and an increase to accumulated deficit of $8.8 million, with no overall impact on net equity.

(6) Leases

As a result of the application of IFRIC 4, management determined that certain agreements were incorrectly accounted for as leases under Canadian GAAP. These immaterial errors were corrected as part of the IFRS transition as permitted under IFRS 1 with prior periods adjusted in these financial statements and the agreements are now accounted for as service agreements under IFRIC 4.  The impact to the opening balance sheet was a decrease in satellite, property and other equipment of $19.5 million, a decrease to other current liabilities of $3.5 million, a decrease to other long-term liabilities of $17.8 million, a decrease to deferred tax liability of $6.1 million and a decrease to opening accumulated deficit of $7.9 million.

(7) Income taxes

Differences for income taxes represent the effect of recording, where applicable, the deferred tax impact of other differences between Canadian GAAP and IFRS.

(e) Presentation and Reclassification Differences

Consolidated Balance Sheet
(1)	Aggregation / disaggregation of balance sheet line items
i.
Under Canadian GAAP Common shares, Preferred shares, Accumulated other comprehensive loss, and Contributed surplus were presented separately. Under IFRS, Common shares and Preferred shares have been aggregated into the line item Share Capital while Accumulated other comprehensive loss and Contributed surplus have been aggregated into the line item Reserves.

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

ii.
For Canadian GAAP presentation, various balance sheet accounts were aggregated. IFRS has certain minimum presentation requirements for the balance sheet and as a result additional balance sheet line items were presented.

(2)	Reclassification of pension asset / liability
Under Canadian GAAP there was an asset recorded related to the post employment benefit plans. As described in Note 5(b) and 5(c) Transition to IFRS, upon transition to IFRS all cumulative actuarial gains or losses deferred under Canadian GAAP were recognized in opening retained earnings as of the date of transition to IFRS and subsequently recognized in other comprehensive income.  As a result of this accounting difference the net amount related to the post employment benefit plans represents a liability under IFRS.

(3)	Tax reclassification
Under Canadian GAAP deferred taxes were classified as current and non-current on the basis of either the underlying asset or the liability or the expected reversal of items not related to an asset or liability. Under IFRS purposes all deferred tax assets and liabilities are classified as non-current.

Consolidated Statement of Income
(4)	Aggregation / disaggregation of statement of income line items

i.	Under Canadian GAAP, revenue was presented for Service revenues and Equipment sales revenues. Under IFRS the revenue streams are presented as a single line Revenue.
ii.
Under Canadian GAAP, the statement of income presented Amortization for the depreciation of satellites, property and other equipment and intangible assets as one line item. For IFRS the expenses were disaggregated to present 1) depreciation of Satellites, property and other equipment (Depreciation) and 2) amortization of intangible assets (Amortization).

iii.
Under Canadian GAAP, cost of equipment sales and Other income were presented separate from Operations and administration expenses. Under IFRS the consolidated statement of income combines those expenses and presents one line item Operating expenses.

iv.
Under Canadian GAAP, interest income and expenses were presented as one line item Interest expense. For IFRS presentation interest expense is disaggregated to present 1) Interest expense and 2) Interest and other income.

(5)	Adjusted Telesat Holdings Inc. financial statements
The following are reconciliations of the financial statements previously presented under Canadian GAAP to the consolidated financial statements prepared under IFRS.

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

Reconciliation of Consolidated Balance Sheet as of December 31, 2010

	Canadian		IFRS
	GAAP	IFRS	reclassi-	IFRS
Canadian GAAP accounts	balance	adjustments	fications	balance	IFRS accounts
Current assets					Assets
Cash and cash equivalents	220,295	-	-	220,295	Cash and cash equivalents
Accounts receivable, net	44,109	-	-	44,109	Trade and other receivables
Current future tax asset	1,900	-	5,044	6,944	Other current financial assets
Other current assets	26,476	-	(4,983)	21,493	Prepaid expenses and other current assets
Total current assets	292,780	-	61	292,841	Total current assets
Satellites, property and other equipment, net	1,994,122	(22,217)		1,971,905	Satellites, property and other equipment
	-	-	78,631	78,631	Other long-term financial assets
Other long-term assets	112,816	(20,197)	(80,592)	12,027	Other long-term assets
	-	3,051	64,296	67,347	Deferred tax assets
Intangible assets, net	461,060	484,588	-	945,648	Intangible assets
Goodwill	2,446,603	-	-	2,446,603	Goodwill
Total assets	5,307,381	445,225	62,396	5,815,002	Total assets

Liabilities					Liabilities
Current liabilities
Accounts payable and accrued liabilities	49,906	68	-	49,974	Trade and other payables
	-	-	61,358	61,358	Other current financial liabilities
Other current liabilities	128,296	(3,657)	(61,994)	62,645	Other current liabilities
Debt due within one year	96,848	-	-	96,848	Current indebtedness
Total current liabilities	275,050	(3,589)	(636)	270,825	Total current liabilities
Debt financing	2,771,802	-	-	2,771,802	Long-term indebtedness
Future tax liability	310,552	100,389	69,981	480,922	Deferred tax liabilities
	-	-	308,353	308,353	Other long-term financial liabilities
Other long-term liabilities	676,217	946	(315,302)	361,861	Other long-term liabilities
Senior preferred shares	141,435	-	-	141,435	Senior preferred shares
Total liabilities	4,175,056	97,746	62,396	4,335,198	Total liabilities

Shareholders' equity					Shareholders' Equity
Common shares	756,414	-	541,764	1,298,178	Share capital
Preferred shares	541,764	-	(541,764)	-
	1,298,178	-	-	1,298,178
Accumulated deficit	(176,396)	344,591	-	168,195	Accumulated earnings (deficit)
Accumulated other comprehensive loss	(6,207)	6,207	-	-
	(182,603)	350,798	-	168,195
Contributed surplus	16,750	(3,319)	-	13,431	Reserves
Total shareholders' equity	1,132,325	347,479	-	1,479,804	Total shareholders' equity
Total liabilities and shareholders' equity	5,307,381	445,225	62,396	5,815,002	Total liabilities and shareholders' equity

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

Reconciliation of Consolidated Balance Sheet as of January 1, 2010

	Canadian		IFRS
	GAAP	IFRS	reclassi-	IFRS
Canadian GAAP accounts	balance	adjustments	fications	balance	IFRS accounts
Current assets					Assets
Cash and cash equivalents	154,189	-	-	154,189	Cash and cash equivalents
Accounts receivable, net	70,203	-	-	70,203	Trade and other receivables
Current future tax asset	2,184	-	5,133	7,317	Other current financial assets
Other current assets	29,018	-	(5,356)	23,662	Prepaid expenses and other current assets
Total current assets	255,594	-	(223)	255,371	Total current assets
Satellites, property and other equipment, net	1,926,190	(27,292)		1,898,898	Satellites, property and other equipment
		-	21,733	21,733	Other long-term financial assets
Other long-term assets	56,924	(15,430)	(22,463)	19,031	Other long-term assets
		(130)	90,347	90,217	Deferred tax assets
Intangible assets, net	510,675	486,616	-	997,291	Intangible assets
Goodwill	2,446,603	-	-	2,446,603	Goodwill
Total assets	5,195,986	443,764	89,394	5,729,144	Total assets

Liabilities					Liabilities
Current liabilities
Accounts payable and accrued liabilities	43,413	-	-	43,413	Trade and other payables
		-	51,451	51,451	Other current financial liabilities
Other current liabilities	127,704	(3,527)	(52,056)	72,121	Other current liabilities
Debt due within one year	23,602	-	-	23,602	Current indebtedness
Total current liabilities	194,719	(3,527)	(605)	190,587	Total current liabilities
Debt financing	3,021,820	-	-	3,021,820	Long-term indebtedness
Future tax liability	269,193	105,990	88,163	463,346	Deferred tax liabilities
		-	290,498	290,498	Other long-term financial liabilities
Other long-term liabilities	671,523	(19,212)	(288,662)	363,649	Other long-term liabilities
Senior preferred shares	141,435	-	-	141,435	Senior preferred shares
Total liabilities	4,298,690	83,251	89,394	4,471,335	Total liabilities

Shareholders' equity					Shareholders' Equity
Common shares	756,414	-	541,764	1,298,178	Share capital
Preferred shares	541,764	-	(541,764)	-
	1,298,178	-	-	1,298,178
Accumulated deficit	(404,557)	344,282	-	(60,275)	Accumulated earnings (deficit)
Accumulated other comprehensive loss	(7,422)	7,422	-	-
	(411,979)	351,704	-	(60,275)
Contributed surplus	11,097	8,809	-	19,906	Reserves
Total shareholders' equity	897,296	360,513	-	1,257,809	Total shareholders' equity
Total liabilities and shareholders' equity	5,195,986	443,764	89,394	5,729,144	Total liabilities and shareholders' equity

(a) The January 1, 2010 Other long-term assets and Debt financing were increased by $15,914 and $8,082, respectively. For additional information refer to the Company’s 2010 Canadian GAAP audited financial statements Note 18.

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

Reconciliation of Consolidated Statement of Income for the three months ended March 31, 2010

	Canadian
	GAAP	IFRS	IFRS	IFRS
Canadian GAAP accounts	balance (a)	adjustments	reclassifications	balance	IFRS accounts
Service revenues	195,825	-	3,412	199,237	Revenue
Equipment sales revenues	3,412	-	(3,412)	-
	-		(53,188)	(53,188)	Operating expenses
	-	1,156	(51,192)	(50,036)	Depreciation
Amortization	(62,370)	-	51,192	(11,178)	Amortization
Operations and administration	(49,288)	(1,131)	50,419	-
Cost of equipment sales	(2,769)	-	2,769	-
	-	-	(28)	(28)	Other operating gains (losses), net
Earnings (loss) from operations	84,810	-	-	-
Interest expense	(65,630)	473	(1,431)	(66,588)	Interest expense
	-	-	1,112	1,112	Interest and other income
(Loss) gain on changes in fair value of					(Loss) gain on changes in fair value of
financial instruments	(41,374)	-	-	(41,374)	financial instruments
Gain (loss) on foreign exchange	113,389	(7)		113,382	Gain (loss) on foreign exchange
Other income (expense)	(347)	-	347
Earnings (loss) before income taxes	90,848	-	-	91,339	Income before tax
Income tax (expense) recovery	(11,522)	59	-	(11,463)	Tax benefit (expense)
Net earnings	79,326	550	-	79,876	Net income

(a) The March 31, 2010 statement of earnings under Canadian GAAP was corrected by increasing interest income by $211 and increasing the loss on changes in fair value of financial instruments by $1,011. For additional information refer to the Company’s 2010 Canadian GAAP audited financial statements Note 18.

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

Reconciliation of Consolidated Statement of Comprehensive Income for the three months ended March 31, 2010

	Canadian	IFRS	IFRS
Canadian GAAP accounts	GAAP balance	adjustments	balance	IFRS accounts
Net earnings (loss) (a)	79,326	550	79,876	Net income
Other comprehensive income (loss):				Other comprehensive income (loss):
Unrealized foreign currency translation				Foreign currency translation adjustments, net of tax
gains (losses) of self sustaining foreign
operations net of related taxes	(584)	(1,980)	(2,564)
	-	-	-	Actuarial gains (losses) on defined benefit plans, net of tax
	(584)	(1,980)	(2,564)	Other comprehensive income (loss)
Comprehensive income (loss)	78,742	(1,430)	77,312	Total comprehensive income

(a) The March 31, 2010 statement of earnings under Canadian GAAP was corrected by increasing interest income by $211 and increasing the loss on changes in fair value by $1,011. For additional information refer to the Company’s 2010 Canadian GAAP audited financial statements Note 18.

6.	SEGMENT INFORMATION

Telesat operates in a single industry segment, in which it provides satellite-based services to its broadcast, enterprise and consulting customers around the world.

The Company derives revenues from the following services:

-
Broadcast – distribution or collection of video and audio signals in the North American and International markets which include television transmit and receive services, occasional use, bundled Digital Video Compression and radio services.

-	Enterprise – provision of satellite capacity and ground network services for voice, data, and image transmission and internet access around the world.

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

-	Consulting and other – all consulting services related to space and earth segments, government studies, satellite control services and R&D.

Revenues derived from the above service lines were as follows:

Revenues

Three months ended March 31,	2011	2010
Broadcast	113,210	112,565
Enterprise	80,531	80,239
Consulting and Other	9,039	6,433
Total revenues	202,780	199,237

Geographic Information
Revenue by geographic region was based on the point of origin of the revenues (destination of the billing invoice), allocated as follows:

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

Revenues

Three months ended March 31,	2011	2010
Canada	105,467	104,954
United States	62,233	61,506
Europe, Middle East & Africa	18,849	18,548
Asia & Australia	4,416	3,532
Latin America & Caribbean	11,815	10,697
Total revenues	202,780	199,237

Telesat’s satellites are in geosynchronous orbit. For disclosure purposes, the satellites, have been classified based on ownership.  Satellites, property and other equipment by geographic region are allocated as follows:

Satellites, property and other equipment	March 31, 2011	December 31, 2010	January 1, 2010
Canada	1,701,095	1,644,049	1,519,663
United States	307,582	320,724	370,664
All others	7,145	7,132	8,571
Total satellites, property and other equipment	2,015,822	1,971,905	1,898,898

Intangibles	March 31, 2011	December 31, 2010	January 1, 2010
Canada	899,225	909,845	958,335
United States	32,047	33,094	36,066
All others	2,632	2,709	2,890
Total intangible assets	933,904	945,648	997,291

Goodwill was not allocated to geographic regions in any of the periods.

Major Customers
For the period ended March 31, 2011, there were two significant customers representing more than 10% of consolidated revenue (March 31, 2010 – two customers).

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

7.	OPERATING EXPENSES

The components of operating expenses include the following:

Three months ended March 31,	2011	2010
Compensation and employee benefits (a)	16,132	18,091
Other operating expenses (b)	11,041	14,098
Cost of sales (c)	19,571	20,999
Total	46,744	53,188

a)	Compensation and employee benefits include salaries, commission, post-employment benefits and charges arising from share-based payments.

b)	Other operating expenses include general and administrative expense, marketing expense, in-orbit insurance expense, professional fees and facility costs.

c)	Cost of sales includes the rental of third-party capacity, the cost of equipment sales and costs directly attributable to the facilitation of customer contracts.

8.	INTEREST EXPENSE

The components of interest expense are as follows:

Three months ended March 31,	2011	2010

Interest expense on indebtedness	45,701	48,136
Interest expense on derivative instruments	15,639	15,073
Interest expense on performance incentive payments	1,116	1,291
Interest expense on senior preferred shares	2,465	3,489
Other expenses	156	141
Capitalized interest	(7,344)	(1,542)
Interest expense	57,733	66,588

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

9.	INCOME TAXES

Three months ended March 31,	2011	2010
Current tax expense (benefit)	361	1,140
Deferred tax expense (benefit)	16,159	10,323
Tax expense (benefit)	16,520	11,463

A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate is as follows:

Three months ended March 31,	2011	2010
Income before tax	131,445	91,339
Multiplied by the statutory income tax rate of 28.1% (2010 – 30.5%)	36,949	27,877
Income tax recorded at rates different from the Canadian tax rate	(426)	428
Permanent differences	(14,217)	(6,658)
Origination and reversal of temporary differences	(6,569)	(9,894)
Other	783	(290)
Total tax (benefit) expense in the income statement	16,520	11,463
Effective income tax rate	12.6%	12.6%

The tax effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes are presented below:

	March 31,	December 31,	January 1,
Deferred tax assets	2011	2010	2010
Financing charges	5,495	5,495	5,465
Reserves	3,686	3,688	4,130
Deferred revenue	3,430	2,063	2,455
Loss carry forwards	37,448	53,344	76,900
Other	2,693	2,757	1,267
Total deferred tax assets	52,752	67,347	90,217

	March 31,	December 31,	January 1,
Deferred tax (liabilities)	2011	2010	2010
Capital assets	(231,523)	(228,345)	(206,404)
Intangibles	(237,189)	(238,283)	(242,405)
Finance charges	(9,120)	(8,933)	(8,174)
Reserves	(5,101)	(5,361)	(6,363)
Total deferred tax (liabilities)	(482,933)	(480,922)	(463,346)

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

Losses

At March 31, 2011, the company had Canadian tax losses carried forward of $147.4 million and U.S. tax losses carried forward of $25.7 million.  The deferred tax asset not recognized in respect of the U.S. losses was $8.7 million.  The Canadian and U.S. losses will expire between 2027 and 2030.

The Company also has $39.1 million of Canadian capital losses carried forward which may only be used against future capital gains.  The deferred tax asset not recognized in respect of these losses was $5.0 million.  These losses may be carried forward indefinitely.

10.	TRADE AND OTHER RECEIVABLES

	March 31,	December 31,	January 1,
	2011	2010	2010

Trade receivables	52,229	50,456	62,499
Trade receivables due from related parties	1,522	428	1,509
Less: Allowance for doubtful accounts	(5,122)	(7,128)	(8,708)
Net trade receivables	48,629	43,756	55,300
Other receivables	294	353	14,903
Trade and other receivables	48,923	44,109	70,203

Allowance for doubtful accounts

The change in the allowance for doubtful accounts was as follows:

	March 31,	December 31,	January 1,
	2011	2010	2010

Balance at the beginning of the year	7,128	8,708	5.410
Provisions for receivables impairment	(400)	(1,134)	4.067
Receivables written off during the period as uncollectible	(1,491)	(256)	(769)
Foreign currency exchange difference	(115)	(190)	-
Total	5,122	7,128	8.708

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

11.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	March 31, 2011	December 31, 2010	January 1, 2010
Prepaid expenses (a)	15,059	10,762	10,231
Current tax asset	5,497	4,988	5,448
Inventory (b)	3,869	2,985	5,214
Deferred charges (c)	1,996	1,996	2,108
Investment tax credit benefit	556	566	661
Other	910	196	-
	27,887	21,493	23,662

a)	Prepaid expenses are primarily comprised of prepaid satellite in-orbit insurance, prepaid interest on long-term indebtedness, and prepaid license fees.

b)
At March 31, 2011, inventory consists of $3.4 million of finished goods (December 31, 2010 - $2.4 million, January 1, 2010 - $2.9 million) and $0.5 million of work in process (December 31, 2010 - $0.6 million, January 1, 2010 - $2.3 million). During the period, $4.3 million was recognized as cost of equipment sales and recorded as an operating expense (March 31, 2010 - $2.8 million).

c)	Deferred charges include deferred financing charges relating to the revolving facility and Canadian term loan facility (see note 18)

12.	OTHER LONG-TERM ASSETS

	March 31, 2011	December 31, 2010	January 1, 2010
Prepaid expenses (a)	8,073	9,785	13,233
Deferred charges (b)	1,252	1,751	5,244
Other	474	491	554
	9,799	12,027	19,031

a)	Prepaid expenses consist of prepaid satellite in-orbit insurance.

b)	Deferred charges include deferred financing charges relating to the revolving facility and the Canadian term loan facility (see note 18).

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

13.	SATELLITES, PROPERTY AND OTHER EQUIPMENT

	Satellites	Property and other equipment	Assets under construction	Total
Cost at January 1, 2010	2,018,871	181,448	72,366	2,272,685
Additions	-	6,184	279,750	285,934
Disposals/retirements	-	(21,501)	-	(21,501)
Reclassifications and transfers from assets under construction	-	-	2,626	2,626
Impact of currency translation	-	(690)	-	(690)
Cost at December 31, 2010	2,018,871	165,441	354,742	2,539,054
Additions	-	946	92,779	93,725
Disposals/retirements	-	(3,445)	-	(3,445)
Reclassifications and transfers from assets under construction	-	-	716	716
Impact of currency translation	-	(528)	-	(528)
Cost at March 31, 2011	2,018,871	162,414	448,237	2,629,522

Accumulated depreciation at January 1, 2010	(331,657)	(42,130)	-	(373,787)
Impairment	-	-	-	-
Depreciation	(180,833)	(20,311)	-	(201,144)
Disposals/retirements	-	7,654	-	7,654
Impact of currency translation	-	128	-	128
Accumulated depreciation at December 31, 2010	(512,490)	(54,659)	-	(567,149)
Impairment	-	-	-	-
Depreciation	(45,210)	(4,176)	-	(49,386)
Disposals/retirements	-	2,523	-	2,523
Impact of currency translation	-	312	-	312
Accumulated depreciation at March 31, 2011	(557,700)	(56,000)	-	(613,700)

Net carrying values
At January 1, 2010	1,687,214	139,318	72,366	1,898,898
At December 31, 2010	1,506,381	110,782	354,742	1,971,905
At March 31, 2011	1,461,171	106,414	448,237	2,015,822

Substantially all of the Company’s satellites, property and other equipment have been pledged as security as a requirement of our senior secured credit facilities (note 18).

Borrowing costs of $7.3 million arising on financing were capitalized for the period ending March 31, 2011 ($14.6 million – December 31, 2010) and are included in Assets under construction.  The weighted average capitalization rate was 8.0%, representing the company’s weighted average cost of borrowing.

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

The Company assesses impairment of its satellites, property and other equipment on a quarterly basis, or more frequently if events or changes in circumstances indicate that the carrying values may not be recoverable.  The Company’s CGUs hold a combination of certain satellites, property and other equipment and finite life intangible assets.  Indefinite life intangible assets and goodwill have not been allocated to the CGUs.  No impairment was recognized for the periods ended March 31, 2011 and March 31, 2010.

14.	INTANGIBLE ASSETS

	Indefinite life		Finite life
	Orbital slots	Trade name	Revenue backlog	Customer relationships	Transponder rights	Other	Total Intangibles
Cost at January 1, 2010	599,549	17,000	268,433	199,070	29,550	4,453	1,118,055
Additions	-	-	-	-	-	-	-
Disposals	-	-	-	-	(999)	(2,966)	(3,965)
Impact of currency translation	(1,711)	-	(166)	(1,044)	(54)	(29)	(3,004)
Cost at December 31, 2010	597,838	17,000	268,267	198,026	28,497	1,458	1,111,086
Additions	-	-	-	-	-	-	-
Impact of currency translation	(849)	-	(82)	(61)	-	(16)	(1,008)
Cost at March 31, 2011	596,989	17,000	268,185	197,965	28,497	1,442	1,110,078

Accumulated amortization at January 1, 2010	-	-	(77,309)	(34,087)	(7,493)	(1,875)	(120,764)
Amortization	-	-	(32,952)	(11,021)	(4,387)	(797)	(49,157)
Retirements	-	-	-	-	999	2,468	3,467
Impact of currency translation	-	-	34	937	38	7	1,016
Accumulated amortization at December 31, 2010	-	-	(110,227)	(44,171)	(10,843)	(197)	(165,438)
Amortization	-	-	(6,981)	(2,751)	(1,027)	(21)	(10,780)
Impact of currency translation	-	-	36	8	-	-	44
Accumulated amortization at March 31, 2011	-	-	(117,172)	(46,914)	(11,870)	(218)	(176,174)

Net carrying values
At January 1, 2010	599,549	17,000	191,124	164,983	22,057	2,578	997,291
At December 31, 2010	597,838	17,000	158,040	153,855	17,654	1,261	945,648
At March 31, 2011	596,989	17,000	151,013	151,051	16,627	1,224	933,904

The orbital slots represent a right to operate satellites in a given longitudinal coordinate in space, where geostationary orbit may be achieved.  They are limited in availability and represent a scarce resource.  Usage of orbital slots is licensed through the International Telecommunications Union.  Satellite operators can generally expect, with a relatively high level of certainty, continued occupancy of an assigned orbital slot either during the operational life of an existing orbiting satellite or upon replacement by a new satellite once the operational life of the existing orbiting satellite is over.  As a result of the "expectancy right" to maintain the once awarded orbital slots, an indefinite life is typically associated with orbital slots.

Our trade name has a long and established history, a strong reputation and has been synonymous with quality and growth within the satellite industry.  It has been assigned an indefinite life because of expected ongoing future use.

The following are the remaining useful lives of significant intangible assets.

Revenue backlog:	2-14 years
Customer relationship:	7-18 years
Transport rights:	1-10 years

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

Other intangible assets with finite lives consist of favourable leases, concession rights and patents.

Substantially all of the Company’s intangible assets have been pledged as security as a requirement of our senior secured credit facilities.

Impairment

Finite life intangible assets are assessed quarterly and are included with the Company’s CGUs (see note 3).  Indefinite life intangible assets are tested for impairment at the asset level (see note 3).  The annual impairment test was performed in the fourth quarter of 2010.  No impairment was recognized for the three month periods ended March 31, 2011 and March 31, 2010.

15.	GOODWILL

We continue to carry goodwill at its cost of $2,446.6 million with no accumulated impairment losses since acquisition.

Impairment

Goodwill is tested for impairment at the entity level because that represents the lowest level at which goodwill supports the Company’s operations and is monitored internally.  The annual impairment test on goodwill was performed in the fourth quarter of 2010 in accordance with the policy described in note 3. In addition, goodwill was tested for impairment as at the date of the opening IFRS balance sheet.  No impairment was recognized.  The Company’s value in use exceeded the carrying value and, therefore, no impairment was recognized for the period.  The most significant assumptions used in the impairment test were as follows:

	December 31, 2010	January 1, 2010
Discount rate	10.0%	9.5%
Terminal year growth rate	3.0%	3.0%

Some of the more sensitive assumptions used including the forecasted cash flows and the discount rate could have yielded different estimates of recoverable amount.  Actual operating results and the related cash flows of the Company could differ from the estimated operating results and related cash flows used in the impairment analysis. Had different estimates been used, it could have resulted in a lower fair value and there could have been a risk of failing the goodwill impairment test.

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

16.	OTHER CURRENT LIABILITIES

	March 31, 2011	December 31, 2010	January 1, 2010
Deferred revenue	69,666	61,732	70,109
Decommissioning liabilities	164	166	1,024
Other	1,290	747	988
	71,120	62,645	72,121

17.	OTHER LONG-TERM LIABILITIES

	March 31, 2011	December 31, 2010	January 1, 2010
Deferred revenue	311,555	315,583	322,384
Net defined benefit plan obligations (see note 24)	28,555	30,801	23,664
Uncertain tax positions	7,585	7,585	7,086
Unfavorable backlog	3,284	3,922	7,145
Unfavorable leases	919	969	1,174
Decommissioning liabilities	1,390	1,367	14
Other	2,023	1,634	2,182
	355,311	361,861	363,649

18.	INDEBTEDNESS

	March 31, 2011	December 31, 2010	January 1, 2010
Senior secured credit facilities (a):
Revolving facility	-	-	-
The Canadian term loan facility	165,000	170,000	185,000
The U.S. term loan facility (March 31, 2011 – USD $1,697,963, December 31, 2010 - USD $1,702,350, January 1, 2010 - USD $1,719,900)	1,648,042	1,698,945	1,811,399

The U.S. term loan II facility (March 31, 2011 – USD $145,850, December 31, 2010 - USD $146,225, January 1, 2010 - USD $147,725)	141,562	145,933	155,584

Senior Notes (USD $692,825) (b)	672,456	691,439	729,683
Senior Subordinated Notes (USD $217,175) (c)	210,791	216,741	228,729
	2,837,851	2,923,058	3,110,395
Less: deferred financing costs and prepayment options (d)	(51,828)	(54,408)	(64,973)
	2,786,023	2,868,650	3,045,422
Less: current portion (net of deferred financing costs)	(131,116)	(96,848)	(23,602)
Long-term portion	2,654,907	2,771,802	3,021,820

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

(a)   The senior secured credit facilities are secured by substantially all of Telesat’s assets.   Under the terms of these facilities, Telesat is required to comply with certain covenants including financial reporting, maintenance of certain financial covenant ratios for leverage and interest coverage, a requirement to maintain minimum levels of satellite insurance, restrictions on capital expenditures, a restriction on fundamental business changes or the creation of subsidiaries, restrictions on investments, restrictions on dividend payments, restrictions on the incurrence of additional debt, restrictions on asset dispositions, and restrictions on transactions with affiliates.  The financial covenant ratios include total debt to EBITDA for covenant purposes (earnings before interest, taxes, depreciation, amortization and other charges) and EBITDA for covenant purposes to interest expense.  Both financial covenant ratios tighten over the term of the credit facility.  At March 31, 2011, Telesat was in compliance with all of the required covenants.

Each tranche of the credit facility is subject to mandatory principal repayment requirements, which, in the initial years, are generally an annual amount representing 1% of the initial aggregate principal amount, payable quarterly.  The senior secured credit facility has several tranches which are described below:

(i)
A revolving Canadian dollar denominated credit facility (the “revolving facility”) of up to $153 million is available to Telesat.  This revolving facility matures on October 31, 2012 and is available to be drawn at any time.  The drawn loans bear interest at the prime rate or LIBOR or Bankers’ Acceptance plus an applicable margin of 150 to 250 basis points per annum.  Undrawn amounts under the facility are subject to a commitment fee.  As of March 31, 2011, other than approximately $0.2 million in drawings related to letters of credit, there were no borrowings under this facility.

(ii)
The Canadian term loan facility was initially a $200 million facility denominated in Canadian dollars, with a maturity date of October 31, 2012. Loans under this facility bear interest at a floating rate of the Bankers’ Acceptance rate plus an applicable margin of 275 basis points per annum.  The required repayments on the Canadian term loan facility are as follows:

Principal Repayments
2011	85,000
2012	80,000
Total repayments	165,000

The payments are generally made quarterly in varying amounts.  The average interest rate was 4.08% for the three months ended March 31, 2011 (March 31, 2010 – 3.24%). This facility had $165 million outstanding at March 31, 2011, which represents the full amount available, with principal repayments being made as required.

(iii)
The U.S. term loan was initially a $1,755 million facility denominated in U.S. dollars, bears interest at LIBOR plus an applicable margin of 300 basis points per annum, and has a maturity of October 31, 2014. The weighted average effective interest rate was 3.73% for the three months ended March 31, 2011 (March 31, 2010 – 3.72%). Principal repayments of U.S. $4.4 million are made on a quarterly basis, with a lump sum repayment of the remaining balance payable on the maturity date.

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

(iv)
The U.S. term loan II was initially a $150 million delayed draw facility denominated in U.S. dollars, bears interest at LIBOR plus an applicable margin of 300 basis points per annum, and has a maturity of October 31, 2014. The weighted average effective interest rate was 3.75% for the three months ended March 31, 2011 (March 31, 2010 – 3.73%).  The U.S. term loan II facility was available to be drawn for 12 months after the closing of the Telesat Canada acquisition to fund capital expenditures.  The undrawn amount of the U.S. term loan II was subject to a commitment fee. The facility was fully drawn at March 31, 2011. Principal repayments of U.S. $0.4 million are made on a quarterly basis, with a lump sum repayment of the remaining balance payable on the maturity date.

(b)   The Senior Notes bear interest at an annual rate of 11.0% and are due November 1, 2015.  The Senior Notes include covenants or terms that restrict Telesat’s ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel the Company’s satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior Notes prior to May 1, 2012, in each case subject to exceptions provided in the Senior Notes indenture.  The weighted average effective interest rate was 11.37% for the three months ended March 31, 2011 (March 31, 2010 – 11.56%).

(c)    The Senior Subordinated Notes bear interest at a rate of 12.5% and are due November 1, 2017.  The Senior Subordinated Notes include covenants or terms that restrict Telesat’s ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel the Company’s satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior Subordinated Notes prior to May 1, 2013, in each case subject to exceptions provided in the Senior Subordinated Notes indenture.  The weighted average effective interest rate was 12.66% for the three months ended March 31, 2011 (March 31, 2010 – 12.88%).

(d)    The U.S. term loan facilities, Senior Notes and Senior Subordinated Notes are presented on the balance sheet net of related deferred financing costs of $58.8 million (December 31, 2010 - $61.6 million, January 1, 2010 - $73.1 million).  The indentures agreement for the Senior Notes and Senior Subordinated Notes contain provisions for certain prepayment options which were fair valued at the time of debt issuance (note 22).  The initial fair value impact of the prepayment options on the Senior Notes and Senior Subordinated Notes was an increase to the liabilities of $6.5 million and $2.7 million, respectively.  These liability amounts are subsequently amortized using the effective interest rate method with carrying amounts of $4.7 million and $2.2 million respectively, at March 31, 2011 (December 31, 2010 - $4.9 million and $2.3 million, January 1, 2010 - $5.6 million and $2.5 million).

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

The short-term and long-term portions of deferred financing costs and prepayment options are as follows:

	March 31, 2011	December 31, 2010	January 1, 2010

Short-term deferred financing costs	12,374	12,165	11,462
Long-term deferred financing costs	46,403	49,433	61,593
	58,777	61,598	73,055

Long-term prepayment option – Senior Notes	(4,739)	(4,928)	(5,631)
Long-term prepayment option – Senior Subordinated Notes	(2,210)	(2,262)	(2,451)
	(6,949)	(7,190)	(8,082)

Total deferred financing costs and prepayment options	51,828	54,408	64,973

The outstanding balance of indebtedness, excluding deferred financing costs and prepayment options, will be repaid as follows (in millions of Canadian dollars):

2011	2012	2013	2014	2015	Thereafter	Total
98.9	98.5	18.5	1,738.8	672.4	210.8	2,837.9

19.	SENIOR PREFERRED SHARES

Telesat issued 141,435 senior preferred shares with an issue price of $1,000 per Senior Preferred Share on October 31, 2007.   The Senior Preferred Shares rank in priority, with respect to the payment of dividends and return of capital upon liquidation, dissolution or winding-up, ahead of the shares of all other classes of Telesat stock which have currently been created, as well as any other shares that may be created that by their terms rank junior to the senior preferred shares. Senior Preferred Shares are entitled to receive cumulative preferential dividends at a rate of 7% per annum on the Liquidation Value, being $1,000 per Senior Preferred Share plus all accrued and unpaid dividends (8.5% per annum following a Performance Failure, being a failure to pay annual dividends in cash or in Holding PIK Preferred Stock in any year, while such failure is continuing, the failure to redeem the Holding PIK Preferred Stock when submitted for redemption on or after the twelfth anniversary of the date of issue, or the failure to redeem Holding PIK Preferred Stock for which an offer of redemption is accepted following a Change of Control).  Such annual dividend may be paid in cash, subject to the requirements of the Canada Business Corporations Act (the “CBCA”), if such payment is permitted under the terms of (i) the senior secured credit facilities and (ii) the indentures governing the notes. If the cash payment is not permitted under the terms of the senior secured credit facilities, the dividends will be paid, subject to the requirements of the CBCA, in senior preferred shares based on an issue price of $1,000 per Senior Preferred Share.  Dividends of $4.5 million have been accrued at March 31, 2011 (December 31, 2010 - $2.1 million, January 1, 2010 - $25.1 million).

The Senior Preferred Shares may be submitted by the holder for redemption on or after the twelfth anniversary of the date of issue, subject to compliance with law. Upon a change of control which occurs after the fifth anniversary of the issue of the Senior Preferred Shares, or on the fifth anniversary if a change of control occurs prior to the fifth anniversary of the issue, Telesat must make an offer of redemption to all holders of Senior Preferred Shares, and must redeem any Senior Preferred Shares for which the offer of redemption is accepted within 25 days of such offer.  As a result, the Senior Preferred Shares have been classified as a liability on the balance sheet.

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

The holders of the Senior Preferred Shares are not entitled to receive notice of or to vote at any meeting of shareholders of the Company except for meetings of the holders of the Senior Preferred Shares as a class, called to amend the terms of the Senior Preferred Shares, or otherwise as required by law.

20.	SHARE CAPITAL

There was no change in share capital in the period of January 1, 2010 to March 31, 2011.

		Stated Value
At March 31, 2011	Number of shares	($)
Common Shares	74,252,460	756,414
Voting Participating Preferred Shares	7,034,444	117,388
Non-Voting Participating Preferred Shares	35,953,824	424,366
Director Voting Preferred Shares	1,000	10
Total share capital		1,298,178

The authorized share capital of the Company is comprised of: (i) an unlimited number of common shares, of voting participating preferred shares, of non-voting participating preferred shares, of redeemable common shares, and of redeemable non-voting participating preferred shares, (ii) 1,000 director voting preferred shares, and (iii) 325,000 senior preferred shares (note 19).    None of the redeemable common shares or redeemable non-voting participating preferred shares have been issued as at March 31, 2011.  The Company’s share based compensation plan has authorized the grant of up to 8,824,646 options to purchase non-voting participating preferred shares (see note 23).

Common Shares
The holders of the common shares are entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Company and to one vote in respect of each common share held on all matters at all such meetings, except in respect of a class vote applicable only to the shares of any other class, in respect of which the common shareholders shall have no right to vote.  The holders of the common shares are entitled to receive dividends as may be declared by the Board of Directors of the Company, and are entitled to share in the distribution of the assets of the Company upon liquidation, winding-up or dissolution, subject to the rights, privileges and conditions attaching to any other class of shares ranking in order of priority.   The common shares are convertible at the holders’ option, at any time, into voting participating preferred shares or non-voting participating preferred shares, on a one-for-one basis.  The common shares have no par value.

Voting Participating Preferred Shares
The rights, privileges and conditions of the voting participating preferred shares are identical in all respects to those of the common shares, except for the following:

•	The holders of voting participating preferred shares are not entitled to vote at meetings of the shareholders of the Company on resolutions electing directors.
•
For all other meetings of the shareholders of the Company, the holders of voting participating preferred shares are entitled to a variable number of votes per voting participating preferred share based on the number of voting participating preferred shares, non-voting participating preferred shares and redeemable non-voting participating preferred shares outstanding on the record date of the given meeting of the shareholders of the Company.

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

•
The voting participating preferred shares are convertible, at any time, at the holders’ option into common shares or non-voting participating preferred shares on a one-for-one basis as long as the result of such conversion does not cause the Company to cease to be a “qualified corporation” within the meaning of the Canadian Telecommunication Common Carrier Ownership and Control Regulations pursuant to the Telecommunications Act (Canada).

The voting participating preferred shares have no par value.

Non-Voting Participating Preferred Shares
The rights, privileges and conditions of the non-voting participating preferred shares are identical in all respects to those of the common shares, except for the following:

•
The holders of non-voting participating preferred shares are not entitled to vote on any matter at meetings of the shareholders of the Company, except in respect of a class vote applicable only to the non-voting participating preferred shares.

•
The non-voting participating preferred shares are convertible, at any time, at the holders’ option into common shares or voting participating preferred shares on a one-for-one basis as long as the result of such conversion does not cause the Company to cease to be a “qualified corporation” within the meaning of the Canadian Telecommunication Common Carrier Ownership and Control Regulations pursuant to the Telecommunications Act (Canada).

The non-voting participating preferred shares have no par value.

Director Voting Preferred Shares
The rights, privileges and conditions of the director voting preferred shares are identical in all respects to those of the common shares, except for the following:

•
The holders of director voting preferred shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company at which directors of the Company are to be elected.   The holders of the director voting preferred shares are not entitled to attend meetings of the shareholders of the Company and have no right to vote on any matter other than the election of directors of the Company.

•
The holders of director voting preferred shares are entitled to receive annual non-cumulative dividends of $10 per share if declared by the Board of Directors of the Company, in priority to the payment of dividends on the common shares, voting participating preferred shares, non-voting participating preferred shares, redeemable common shares, and redeemable non-voting participating preferred shares, but after payment of any accrued dividends on the senior preferred shares.

•
In the event of liquidation, wind-up or dissolution, the holders of director voting preferred shares are entitled to receive $10 per share in priority to the payment of dividends on the common shares, voting participating preferred shares, non-voting participating preferred shares, redeemable common shares, and redeemable non-voting participating preferred shares, but after payment of any accrued dividends on the senior preferred shares.

•	The director voting preferred shares are redeemable at the option of the Company, at any time, at a redemption price of $10 per share.

The director voting preferred shares have a nominal par value.

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

21.	CAPITAL DISCLOSURES

Telesat is a privately held company with registered debt in the United States.  The Company’s financial strategy is designed to maintain compliance with its financial covenants under its senior secured credit facility (see note 18), and to maximize returns to its shareholders and other stakeholders.  Telesat meets these objectives through regular monitoring of its financial covenants and operating results on a quarterly basis.  The Company’s overall financial strategy remains unchanged from 2010.

Telesat defines its capital as shareholders’ equity (comprising issued share capital, accumulated earnings and excluding reserves) and debt financing (comprising indebtedness and excluding deferred financing costs and prepayment options as detailed in note 18).

The Company’s capital at the end of the period was as follows:

At	March 31, 2011	December 31, 2010	January 1, 2010
Shareholders’ equity (excluding reserves)	1,581,298	1,466,373	1,237,903
Debt financing (excluding deferred financing costs and prepayment options)	2,837,851	2,923,058	3,110,395

Telesat manages its capital by measuring the financial covenant ratios contained in its senior secured credit agreement (the “credit agreement”), dated October 31, 2007 and which terminates in October 2014.  As of March 31, 2011, the Company was subject to three financial covenant compliance tests:  a maximum Consolidated Total Debt to Consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) for covenant purposes ratio test, a minimum Consolidated EBITDA for covenant purposes to Consolidated Interest Expense ratio test and a maximum Permitted Capital Expenditure Amount test.  Compliance with financial covenants is measured on a quarterly basis, except for the maximum Permitted Capital Expenditure Amount which is only measured at the end of every fiscal year.

As of March 31, 2011, Telesat’s Consolidated Total Debt to Consolidated EBITDA for covenant purposes ratio, for credit agreement compliance purposes, was 4.39:1 (March 31, 2010 – 5.19:1), which was less than the maximum test ratio of 6.50:1.  The Consolidated EBITDA for covenant purposes to Consolidated Interest Expense ratio, for credit agreement compliance purposes, was 2.70:1 (March 31, 2010 – 2.20:1), which was greater than the minimum test ratio of 1.60:1.  The compliance test ratios become more restrictive over the term of the credit agreement.

The maximum Permitted Capital Expenditure Amount varies in each fiscal year with the opportunity to carry forward or carry back unused amounts based on conditions specified in the credit agreement. An additional amount of U.S. $500 million is also available over the term of the credit agreement for the construction or acquisition of up to four new satellites.  For the fiscal year ended December 31, 2010, the Company’s Capital Expenditure Amount, as defined in the credit agreement, was $266.7 million and was in compliance with the credit agreement.

As part of the on-going monitoring of Telesat’s compliance with its financial covenants, interest rate risk due to variable interest rate debt is managed through the use of interest rate swaps (note 22), and foreign exchange risk exposure arising from principal and interest payments on Telesat’s debt is partially managed through a cross currency basis swap (note 22).  In addition, the Company’s operating results are tracked against budget on a monthly basis, and this analysis is reviewed by senior management.

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

22.	FINANCIAL INSTRUMENTS

Financial assets and liabilities recorded in the balance sheet were as follows:

	Loans and		Other financial
March 31, 2011	receivables	FVTPL	liabilities	Total	Fair value

Cash and cash equivalents	246,341	-	-	246,341	246,341
Trade and other receivables	48,923	-	-	48,923	48,923
Other financial assets - current	6,754	-	-	6,754	6,754
Other financial assets - long-term	6,093	107,728	-	113,821	113,821
Trade and other payables	-	-	(60,405)	(60,405)	(60,405)
Other financial liabilities - current	-	(16,852)	(66,398)	(83,250)	(83,115)
Other financial liabilities - long-term	-	(246,150)	(82,670)	(328,820)	(326,727)
Indebtedness (excluding deferred financing costs) (note 18)	-	-	(2,844,802)	(2,844,802)	(2,962,139)
Senior preferred shares (note 19)	-	-	(141,435)	(141,435)	(154,869)
Total	308,111	(155,274)	(3,195,710)	(3,042,873)	(3,171,416)

	Loans and		Other financial
December 31, 2010	receivables	FVTPL	liabilities	Total	Fair value

Cash and cash equivalents	220,295	-	-	220,295	220,295
Trade and other receivables	44,109	-	-	44,109	44,109
Other financial assets - current	6,944	-	-	6,944	6,944
Other financial assets - long-term	6,226	72,405	-	78,631	78,631
Trade and other payables	-	-	(49,974)	(49,974)	(49,974)
Other financial liabilities - current	-	(20,475)	(40,883)	(61,358)	(61,288)
Other financial liabilities - long-term	-	(223,979)	(84,374)	(308,353)	(306,180)
Indebtedness (excluding deferred financing costs) (note 18)	-	-	(2,930,248)	(2,930,248)	(3,067,412)
Senior preferred shares (note 19)	-	-	(141,435)	(141,435)	(153,978)
Total	277,574	(172,049)	(3,246,914)	(3,141,389)	(3,288,853)

	Loans and		Other financial
January 1, 2010	receivables	FVTPL	liabilities	Total	Fair value

Cash and cash equivalents	154,189	-	-	154,189	154,189
Trade and other receivables	70,203	-	-	70,203	70,203
Other financial assets - current	7,317	-	-	7,317	7,317
Other financial assets - long-term	5,819	15,914	-	21,733	21,733
Trade and other payables	-	-	(43,413)	(43,413)	(43,413)
Other financial liabilities - current	-	(6,456)	(44,995)	(51,451)	(51,797)
Other financial liabilities - long-term	-	(178,830)	(111,668)	(290,498)	(287,899)
Indebtedness (excluding deferred financing costs) (note 18)	-	-	(3,118,477)	(3,118,477)	(3,104,151)
Senior preferred shares (note 19)	-	-	(141,435)	(141,435)	(174,466)
Total	237,528	(169,372)	(3,459,988)	(3,391,832)	(3,408,284)

Fair Value

Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity.  Where possible, fair values are based on the quoted market values in an active market.  In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.  The fair value hierarchy is as follows:

Level 1 based on quoted prices in active markets for identical assets or liabilities.

Level 2 based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

Level 3 unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Estimates of fair values are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk.  Potential income taxes and other expense that would be incurred on disposition of these financial instruments are not reflected in the fair values.  As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

The carrying amounts of cash, loans and receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments.  Included in cash and cash equivalents are $64.7 million (December 31, 2010 - $91.9 million, January 1, 2010 - $64.5 million) of short-term investments classified as Level 2 in the fair value hierarchy.  The fair value of the indebtedness is based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs.

Fair value of derivative financial instruments

The current and long term portions of the fair value of the Company’s derivative assets and liabilities, at each of the balance sheet dates, and the fair value methodologies used to calculate those values were as follows:

March 31, 2011	Long-term assets	Current liabilities	Long-term liabilities	Total	Fair value hierarchy
Cross currency basis swap	-	-	(220,718)	(220,718)	Level 2
Interest rate swaps	-	(11,195)	(25,432)	(36,627)	Level 2
Forward foreign exchange contracts	-	(5,657)	-	(5,657)	Level 2
Prepayment option embedded derivatives	107,728	-	-	107,728	Level 2
	107,728	(16,852)	(246,150)	(155,274)

December 31, 2010	Long-term assets	Current liabilities	Long-term liabilities	Total	Fair value hierarchy
Cross currency basis swap	-	-	(192,456)	(192,456)	Level 2
Interest rate swaps	-	(17,904)	(31,523)	(49,427)	Level 2
Forward foreign exchange contracts	-	(2,571)	-	(2,571)	Level 2
Prepayment option embedded derivatives	72,405	-	-	72,405	Level 2
	72,405	(20,475)	(223,979)	(172,049)

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

January 1, 2010	Long-term assets	Current liabilities	Long-term liabilities	Total	Fair value hierarchy
Cross currency basis swap	-	-	(137,106)	(137,106)	Level 2
Interest rate swaps	-	(6,020)	(41,724)	(47,744)	Level 2
Forward foreign exchange contracts	-	(436)	-	(436)	Level 2
Prepayment option embedded derivatives	15,914	-	-	15,914	Level 2
	15,914	(6,456)	(178,830)	(169,372)

Reconciliation of fair value of derivative assets and liabilities

Opening fair value, January 1, 2010	(169,372)
Unrealized (losses) on derivatives	(13,955)
Realized gains (losses) on derivatives:
Cross currency basis swap	1,183
Interest rate swaps	-
Forward foreign exchange contracts	1,604
Impact of foreign exchange	8,491
Fair value, December 31, 2010	(172,049)
Unrealized gains on derivatives	11,843
Realized gains (losses) on derivatives:
Cross currency basis swap	502
Interest rate swaps	-
Forward foreign exchange contracts	2,128
Impact of foreign exchange	2,302
Fair value, March 31, 2011	(155,274)

Measurement of Risks

The Company, through its financial assets and liabilities, is exposed to various risks.  The following analysis provides a measurement of risks as at the balance sheet date of March 31, 2011.

Credit Risk
Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss.  At March 31, 2011, the maximum exposure to credit risk is equal to the carrying value of the financial assets, $416 million (December 31, 2010 - $350 million, January 1, 2010 - $253 million) as listed above.  Cash and cash equivalents are invested with high quality investment grade financial institutions and are governed by the Company’s corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade U.S. dollar and Canadian dollar denominated investments.

It is expected that the counterparties to our financial assets will be able to meet their obligations as they are institutions with strong credit ratings. Telesat regularly monitors the credit risk and credit exposure.

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

Telesat has a number of diverse customers, which limits the concentration of credit risk with respect to trade receivables.  The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks.  Telesat’s standard payment terms are 30 days.  Interest at a rate of 1.5% per month, compounded monthly, is typically charged on balances remaining unpaid at the end of the standard payment terms.  Telesat’s historical experience with customer defaults has been minimal.  As a result, Telesat considers the credit quality of its North American customers to be high; however due to the additional complexities of collecting from its International customers the Company considers the credit quality of its International customers to be lower than the North American customers.  At March 31, 2011, North American and International customers made up 37% and 63% of the outstanding trade receivable balance, respectively (December 31, 2010 – 38% and 62%, January 1, 2010 – 39% and 61%).  Anticipated bad debt losses have been provided for in the allowance for doubtful accounts.  The allowance for doubtful accounts at March 31, 2011 was $5.1 million (December 31, 2010 - $ 7.1 million, January 1, 2010 - $8.7 million).

Foreign Exchange Risk
The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars.  The most significant impact of variations in the exchange rate is on the U.S. dollar denominated debt financing.  At March 31, 2011, approximately $2,673 million of the $2,838 million total debt financing (before netting of deferred financing costs and prepayment options) is the Canadian dollar equivalent of the U.S. dollar denominated portion of the debt.

The Company has entered into a cross currency basis swap to hedge the foreign currency risk on a portion of its U.S. dollar denominated debt.   At March 31, 2011, the Company had a cross currency basis swap of $1,184 million (December 31, 2010 - $1,187 million, January 1, 2010 - $1,200 million) which requires the Company to pay Canadian dollars to receive U.S. $1,020 million (December 31, 2010 – U.S. $1,022 million, January 1, 2010 – U.S. $1,033 million).  At March 31, 2011, the fair value of this derivative contract was a liability of $220.7 million (December 31, 2010 – liability of $192.5 million, January 1, 2010 – liability of $137.1 million).  The non-cash loss will remain unrealized until the contract is settled.  This contract is due on October 31, 2014.

Telesat uses forward contracts to hedge foreign currency risk on anticipated transactions, mainly related to the construction of satellites. At March 31, 2011, the Company had five outstanding foreign exchange contracts which will require the Company to pay $127.3 million Canadian dollars (December 31, 2010 - $188.3 million, January 1, 2010 - $21.5 million) to receive U.S. $125.0 million (December 31, 2010 – U.S. $185.0 million, January 1, 2010 - U.S. $20.0 million) for future capital expenditures and interest payments.  At March 31, 2011, the fair value of the derivative contracts was a liability of $5.7 million (December 31, 2010 – liability of $2.6 million, January 1, 2010 – liability of $0.4 million).  Any non-cash gain or loss will remain unrealized until the contracts are settled.  These forward contracts mature between April 1, 2011 and December 31, 2011.

The Company’s main currency exposures as at March 31, 2011 lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness.

As at March 31, 2011, a 5 percent increase (decrease) in the Canadian dollar against the U.S. dollar would have increased (decreased) the Company’s net income by approximately $150 million and increased (decreased) other comprehensive income by $2 million.  This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest Rate Risk
The Company is exposed to interest rate risk on its cash and cash equivalents and its long term debt which is primarily variable rate financing.  Changes in the interest rates could impact the amount of interest Telesat is required to pay.  Telesat uses interest rate swaps to economically hedge the interest rate risk related to variable rate debt financing.  At March 31, 2011, the Company had a series of five interest rate swaps to fix interest on U.S. $500 million of U.S. dollar denominated debt and $930 million of Canadian dollar denominated debt at average fixed rates ranging from 3.28% to 3.99%.  As of March 31, 2011, the fair value of these derivative contracts was a liability of $36.6 million (December 31, 2010 – liability of $49.4 million, January 1, 2010 – liability of $47.8).  These contracts mature on various dates between October 31, 2011 and October 31, 2014.

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

If the interest rates on the unhedged variable rate debt change by 0.25% this would result in a change in the net income of approximately $0.5 million for the period ended March 31, 2011.

Liquidity Risk
The Company maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements.  The following are the contractual maturities of financial liabilities as at March 31, 2011:
In millions of Canadian dollars	Carrying amount	Contractual cash flows (undiscounted)	2011	2012	2013	2014	2015	After 2015
Trade and other payables	60,405	60,405	60,405	-	-	-	-	-
Customer and other deposits	4,102	4,102	1,404	1,648	493	493	64	-
Deferred satellites performance incentive payments	67,026	94,599	14,143	7,781	7,710	7,786	7,633	49,546
Dividends payable on senior preferred shares (note 19)	4,541	4,541	4,541	-	-	-	-	-
Promissory note payable to Loral (note 28)	18,551	18,551	-	18,551	-	-	-	-
Tax indemnification payable to Loral (note 28)	6,758	6,758	-	6,758	-	-	-	-
Other financial liabilities	3,251	3,251	3,251	-	-	-	-	-
Long-term Indebtedness	2,889,641	3,650,819	292,665	258,766	176,483	1,886,642	772,775	263,488
Forward foreign exchange contacts	5,657	5,657	5,657	-	-	-	-	-
Interest rate swaps	36,627	77,930	25,466	18,552	18,502	15,410	-	-
Cross currency basis swap	220,718	106,095	22,505	29,703	29,338	24,549	-	-
	3,317,277	4,032,708	430,037	341,759	232,526	1,934,880	780,472	313,034

The carrying value of the deferred satellites performance incentive payments includes $2.8 million interest payable.  The carrying value of the long-term indebtedness includes $44.8 million of interest payable and excludes $58.8 million of financing costs and $7.0 million of prepayment options.

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

Assets pledged as security

The senior secured credit facilities are secured by substantially all of Telesat’s assets which exclude the assets of non-restricted subsidiaries.

23.	SHARE BASED COMPENSATION PLANS

Telesat Holdings Stock Option Incentive Plan
On September 19, 2008, Telesat adopted a stock option incentive plan (the “stock option plan”) for certain key employees of the Company and its subsidiaries.  The stock option plan provides for the grant of up to 8,824,646 options to purchase non-voting participating preferred shares of Telesat Holdings Inc., convertible into common shares.

Two different types of stock options can be granted under the stock option plan: time-vesting options and performance-vesting options.  The time-vesting options generally become vested and exercisable over a five year period by 20% increments on October 31st of each year, starting in 2008. The vesting amount is prorated for optionees whose employment with the Company or its subsidiaries commenced after October 31, 2007. The performance-vesting options become vested and exercisable over a five year period starting March 31, 2009, provided the Company has achieved or exceeded an annual or cumulative target consolidated EBITDA established and communicated on the grant date by the Board of Directors.

The Company expenses the fair value of stock options that are expected to vest over the vesting period using the Black-Scholes option pricing model.  The share-based compensation expense is included in operating expenses.

The exercise periods of the stock options expire ten years from the grant date.  The exercise price of each share underlying the options will be the higher of the fixed price established by the Board of Directors and the fair market value of a non-voting participating preferred share on the grant date.

The movement in the number of stock options outstanding and their related weighted-average exercise prices are as follows:

	Time Vesting Option Plans		Performance Vesting Option Plan
		Weighted-		Weighted-
		Average		Average
	Number	Exercise	Number	Exercise
	of Options	Price ($)	of Options	Price ($)
Outstanding, December 31, 2010	7,265,952	11.08	1,407,672	11.12
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Expired	-	-	-	-
Outstanding March 31, 2011	7,265,952	11.08	1,407,672	11.12
Options exercisable at March 31, 2011	4,201,127		807,786

Outstanding December 31, 2010	7,265,952	11.08	1,407,672	11.12
Options exercisable at December 31, 2010	4,173,018		526,252
Weighted-average remaining life	7 years		7 years

Outstanding January 1, 2010	7,303,705	11.07	1,453,814	11.07
Options exercisable at January 1, 2010	2,740,969		162,091
Weighted-average remaining life	8 years		8 years

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

The assumptions used to determine the share-based compensation expense using the Black-Scholes option pricing model were as follows:

	March 31,	March 31,
	2011	2010
Compensation expense (credited to equity-settled employee benefits reserve)	663	1,166
Number of stock options granted	-	22,372
Weighted-average fair value per option granted ($)	-	16.50
Weighted average assumptions:
Dividend yield	-%	-%
Expected volatility	-%	31.1%
Risk-free interest rate	-%	3.61%
Expected life (years)	10	10

24.	EMPLOYEE BENEFIT PLANS

The Company’s net defined benefit plan expense included in operating expense consisted of the following elements:

	Defined benefit pension plans		Other post-employment benefit plans
Three months ended March 31,	2011	2010	2011	2010

Current service cost	961	658	75	58
Interest cost	2,422	2,416	294	314
Expected return on plan assets	(2,677)	(2,558)	-	-
Net defined benefit plan expense	706	516	369	372

The Company’s funding policy is to make contributions to its pension funds based on actuarial cost methods as permitted by pension regulatory bodies.  Contributions reflect actuarial assumptions concerning future investment returns, salary projections and future service benefits.  Plan assets are represented primarily by Canadian and foreign equity securities, fixed income instruments and short-term investments.

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

The Company provides certain health care and life insurance benefits for some of its retired employees and their dependents. Participants are eligible for these benefits generally when they retire from active service and meet the eligibility requirements for the pension plan. These benefits are funded primarily on a pay-as-you-go basis, with the retiree generally paying a portion of the cost through contributions, deductibles and coinsurance provisions.

	March 31,	December 31,	January 1,
	2011	2010	2010
Balance sheet obligations for:
Pension benefits	7,348	9,209	1,231
Other post-employment benefits	21,207	21,592	22,433
	28,555	30,801	23,664

The amounts recognized in the balance sheet are determined as follows:

	December 31,		January 1,
	2010		2010
	Pension	Other	Pension	Other
Present value of funded obligations	174,662	-	151,063	-
Fair value of plan assets	166,235	-	150,746	-
	8,427	-	317	-
Present value of unfunded obligations	782	21,592	914	22,433
Liability in the balance sheet	9,209	21,592	1,231	22,433

The changes in the defined benefit obligations and in the fair value of plan assets and the funded status of the defined benefit plans were as follows:

	December 31, 2010
Pension and other benefits	Pension	Other	Total
Change in benefit obligations
Defined benefit obligation, January 1, 2010	151,977	22,433	174,410
Current service cost	2,630	232	2,862
Interest cost	9,665	1,237	10,902
Actuarial (gains) losses	19,165	(1,250)	17,915
Foreign currency exchange differences	-	-	-
Benefits paid	(9,379)	(856)	(10,235)
Contributions by plan participants	1,386	32	1,418
Plan amendments	-	(236)	(236)
Defined benefit obligation, December 31, 2010	175,444	21,592	197,036

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

	December 31, 2010
Pension and other benefits	Pension	Other	Total
Change in fair value of plan assets
Fair value of plan assets, January 1, 2010	150,746	-	150,746
Expected return on plan assets	10,231	-	10,231
Actuarial gains (losses)	5,108	-	5,108
Benefits paid	(9,379)	(856)	(10,235)
Contributions by plan participants	1,386	32	1,418
Contributions by employer	8,143	824	8,967
Fair value of plan assets, December 31, 2010	166,235	-	166,235

Funded status
Plan surplus (deficit)	(9,209)	(21,592)	(30,801)

Accrued benefit asset (liability)	(9,209)	(21,592)	(30,801)

The major categories of plan assets as a percentage of total plans assets and the expected rate of return on assets at the end of the reporting period for each category are as follows:

	Expected return	Fair value of plan assets
	December 31,	December 31,
	2010	2010
Equity securities	7.9%	61%
Fixed income instruments	4.6%	36%
Short-term investments and other	2.7%	3%
Weighted average of expected return	6.6%	100%

Plan assets are valued as at the measurement date of December 31 each year.  The overall expected rate of return is a weighted average of the expected returns of the various investment categories held in the asset portfolio.  The Management Level Pension Fund Investment Committee and Investment Managers’ assessment of the expected returns is based on historical average return trends and market predictions.

The actual return on plan assets for the year ended December 31, 2010 was $15.4 million.

The significant weighted-average assumptions adopted in measuring the Company’s pension and other benefit obligations were as follows:

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

	December 31, 2010
	Pension	Other
Accrued benefit obligation
Discount rate	5.5%	5.5%

Benefit costs for the periods ended
Discount rate	6.4%	6.4%
Expected long-term rate of return on plan assets	7.0%	-

For measurement purposes, the medical trend rate for drugs was assumed to be 10.5% for 2010, decreasing by 1% per annum, to a rate of 4.5% per annum in 2016.  The health care cost trend rate was assumed to be 9% grading down to 5% in 2018.  Other medical trend rates were assumed to be 4.5%.

The following amounts were recognized in other comprehensive income:

Other Comprehensive Income

March 31, 2011
	Pension	Other	Total

Actuarial gains (losses)	-	-	-
Effects of asset ceiling	-	-	-
Total recognized in other comprehensive income	-	-	-

Accumulated Other Comprehensive Income
	March 31, 2011
	Pension	Other	Total
Opening balance of actuarial gains (losses)	(10,505)	1,055	(9,450)
Net actuarial gains (losses) recognized in the year	-	-	-
Ending balance of actuarial gains (losses)	(10,505)	1,055	(9,450)

Opening balance of asset ceiling	—	—	—
Effects of asset ceiling in the year	—	—	—
Ending balance of asset ceiling	—	—	—
Total ending accumulated other comprehensive income	(10,505)	1,055	(9,450)

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

Sensitivity of assumptions

The impact of a hypothetical 1% change in the health care cost trend rate on the other post-retirement benefit obligation and the aggregate of service and interest cost would have been as follows:

	Benefit obligation	Aggregate of service and interest cost
As reported at December 31, 2010	21,592	1,469
Impact of increase of 1% point	1,746	137
Impact of decrease of 1% point	(1,483)	(114)

The above sensitivities are hypothetical and should be used with caution. Changes in amounts based on a 1% point variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in amounts may not be linear. The sensitivities have been calculated independently of changes in other key variables. Changes in one factor may result in changes in another, which could amplify or reduce certain sensitivities.

The Company expects to make contributions of $9.5 million to the defined benefit plans during the next fiscal year.

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

25.	SUPPLEMENTAL CASH FLOW INFORMATION

At March 31,	2011	2010
Cash and cash equivalents is comprised of:
Cash	181,602	135,933
Short term investments, original maturity three months or less	64,739	93,749
	246,341	229,682

At March 31,	2011	2010
Changes in operating assets and liabilities are comprised of:
Trade and other receivables	(614)	18,439
Financial assets	77	1,897
Other assets	(6,667)	(7,874)
Trade and other payables	(7,417)	8,822
Financial liabilities	26,549	30,394
Other liabilities	6,401	(26,214)
	18,329	25,464

At March 31,	2011	2010
Non-cash investing and financing activities are comprised of:
Purchase of satellites, property and other equipment	41,396	18,097

26.	COMMITMENTS AND CONTINGENT LIABILITIES

Off balance sheet commitments include operating leases, commitments for future capital expenditures and other future purchases.

Off balance sheet commitments	2011	2012	2013	2014	2015	Thereafter	Total

Operating commitments	22,572	26,189	24,415	20,566	12,039	42,071	147,852
Capital commitments	167,058	154,940	356	383	413	6,895	330,045
Total off balance sheet commitments	189,630	181,129	24,771	20,949	12,452	48,966	477,897

Certain of the Company’s satellite transponders, offices, warehouses, earth stations, vehicles, and office equipment are leased under various terms. The aggregate expense related to operating commitments for the three months ended March 31, 2011 was $7.3 million (March 31, 2010 - $8.0 million). The expiry terms range from April 2011 to January 2043.

Telesat has entered into contracts for the construction and launch of Telstar 14R/Estrela do Sul 2 (targeted for launch later in May 2011), Nimiq 6 (targeted for launch in the first half of 2012), Anik G1 (targeted for launch in the second half of 2012), and for the acquisition of the Canadian payload on ViaSat-1 (targeted for launch later in 2011). The total outstanding commitments at March 31, 2011 are in U.S. dollars.

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

Telesat has agreements with various customers for prepaid revenues on several service agreements which take effect when the spacecraft is placed in service.  Telesat is responsible for operating and controlling these satellites.  Customer prepayments of $381.1 million (December 31, 2010 - $377.1 million, January 1, 2010 - $358.4 million), refundable under certain circumstances, are reflected in other financial liabilities, both current and long-term.

In the normal course of business, the Company has executed agreements that provide for indemnification and guarantees to counterparties in various transactions.  These indemnification undertakings and guarantees may require the Company to compensate the counterparties for costs and losses incurred as a result of certain events including, without limitation, loss or damage to property, change in the interpretation of laws and regulations (including tax legislation), claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties. The nature of substantially all of the indemnification undertakings prevents the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.  Historically, the Company has not made any significant payments under such indemnifications.

Telesat and Loral have entered into an indemnification agreement whereby Loral will indemnify Telesat for any tax liabilities for taxation years prior to 2007 related to Loral Skynet operations.  Likewise, Telesat will indemnify Loral for the settlement of any tax receivables for taxation years prior to 2007.

Telesat Canada’s Anik F1 satellite, built by Boeing and launched in November 2000, has defective solar arrays that have caused a drop in power output on the satellite and reduced its operational life. Telesat Canada filed a claim for Anik F1 as a constructive total loss under its insurance policies and received an amount from its insurers in settlement of that claim. Telesat Canada continues to seek recovery of approximately $11 million, as noted below.

In November 2006, Telesat Canada commenced arbitration proceedings against Boeing. A portion of its claim was in respect of the subrogated rights of its insurers. Telesat Canada is alleging in this proceeding that Boeing was grossly negligent and/or engaged in willful misconduct in the design and manufacture of the Anik F1 satellite and in failing to warn Telesat Canada prior to the launch of a material deficiency in the power performance of a similar satellite previously launched. The arbitration tribunal has been constituted and Telesat Canada has filed its Statement of Claim seeking approximately $331 million plus costs and post-award interest.  Boeing has responded by alleging that Telesat Canada failed to obtain what it asserts to be contractually required waivers of subrogation rights such that, if Telesat Canada is successful in obtaining an award which includes an amount in respect of the subrogated rights of the insurers, Boeing is entitled to off-setting damages in that amount. This amount is alleged to be as much as approximately U.S. $182 million. Boeing also asserts that Telesat Canada owes Boeing performance incentive payments pursuant to the terms of the satellite construction contract in the amount of approximately U.S. $5.5 million. The hearing currently is scheduled to commence in April 2012.  While it is not possible to determine the ultimate outcome of the arbitration, Telesat Canada intends to vigorously prosecute its claims and defend its position that no liability is owed Boeing in connection with the dispute and that, in the circumstances of this case, it was not contractually required to obtain waivers of the subrogation rights at issue.

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

Telesat Canada filed a claim with its insurers on December 19, 2002 for Anik F1 as a constructive total loss under its insurance policies for losses suffered as a result of the power loss on the satellite. In March 2004, Telesat reached a settlement agreement with its insurers pursuant to which the insurers made an initial payment in 2004 of U.S. $136.2 million, with potential additional payments to be made according to the amount of degradation of the power on Anik F1 through 2007. In December 2005, a number of insurers elected to pay a discounted amount, equal to U.S. $26.2 million, of the proceeds potentially due in 2007. In October 2007, Telesat submitted final claims to its insurers for approximately U.S. $20 million as a result of the continued power degradation. In January 2008, those insurers disputed Telesat’s determination of the available power, contending that the final payment should be approximately U.S. $2.7 million. During 2008, one insurer paid Telesat approximately U.S. $2.0 million in full settlement of its share of Telesat’s claim.  Telesat advised the insurers of its intention to proceed with arbitration of the dispute, and on July 30, 2009, Telesat served its Claim in accordance with the procedural rules governing the arbitration. The insurers served their Statement of Defense on October 16, 2009.  In January 2011, Telesat reached a compromise settlement with three insurance underwriters.  As a result, the amount in dispute now totals approximately U.S. $11 million. The remaining parties continue to be engaged in the arbitration.  The hearing currently is scheduled to commence in September 2011.  While it is not possible to determine the ultimate outcome of the arbitration, Telesat Canada intends to vigorously prosecute its claim.

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

27.	SUBSIDIARIES

The list of significant companies included in the scope of consolidation is as follows:

			% voting rights	% interest
Company	Country	Method of Consolidation	March 31, 2011	March 31, 2011
Telesat Canada	Canada	Fully consolidated	100.00	100.00
Infosat Communications LP	Canada	Fully consolidated	100.00	100.00
Skynet Satellite Corporation	United States	Fully consolidated	100.00	100.00
Telesat Network Services, Inc.	United States	Fully consolidated	100.00	100.00
The SpaceConnection Inc.	United States	Fully consolidated	100.00	100.00
Telesat Satellite LP	United States	Fully consolidated	100.00	100.00
Infosat Able Holdings Inc.	United States	Fully consolidated	100.00	100.00
Able Infosat Communications, Inc.	United States	Fully consolidated	100.00	100.00
Telesat Brasil Capacidade de Satélites Ltda.	Brazil	Fully consolidated	100.00	100.00
Telesat (IOM) Limited	Isle of Man	Fully consolidated	100.00	100.00

The percentage of voting rights and interest were the same as at December 31, 2010 and January 1, 2010, respectively.

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

28.	RELATED PARTY TRANSACTIONS

The Company’s immediate shareholders are Red Isle Private Investment Inc. (“Red Isle”), a company incorporated in Canada, Loral Holdings Corporation (“Loral Holdings”), a company incorporated in the United States, Mr. John P. Cashman and Mr. Colin D. Watson, two Canadian citizens.  Red Isle is wholly owned by the Public Sector Pension Investment Board (“PSP Investments”), a Canadian Crown corporation.  Loral Holdings is a wholly owned subsidiary of Loral Space & Communications Inc. (“Loral”), a United States publically listed company.

Transactions with subsidiaries

The Company and its subsidiaries regularly engage in inter-group transactions.  These transactions include the purchase and sale of satellite services and communication equipment, providing and receiving network and call centre services, access to orbital slots and management services.  The transactions have been entered into over the normal course of operations.  Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and therefore have not been disclosed.

Transactions with related parties

The Company and certain of its subsidiaries regularly engage in transactions with related parties.  The Company’s related parties include Loral, Red Isle, Space Systems/Loral (“SSL”), a satellite manufacturer and a wholly owned subsidiary of Loral, XTAR LLC (“XTAR”), a satellite operator and affiliate of Loral, and Loral Canadian Gateway Corporation (“LCGC”), a wholly owned subsidiary of Loral.

During the period, the Company and its subsidiaries entered into the following transactions with related parties.

The following balances were outstanding at the end of the period:

	Sale of goods and services, interest income		Purchase of goods and services, interest expense
Three months ended	March 31, 2011	March 31,2010	March 31, 2011	March 31, 2010
Loral
-Revenue	1	-	-	-
-Operating expenses	-	-	1,284	1,323
-Interest expense	-	-	300	212

Red Isle
-Interest expense	-	-	2,465	3,489

SSL
-Revenue	604	480	204	-
-Satellite, property and other equipment	-	-	44,406	73,447

XTAR
-Revenue	235	275	-	-
-Operating expenses	-	-	-	-

LCGC
-Revenue	317	-	-	-

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

The following balances were outstanding at the end of the period:

	Amounts owed by related parties			Amounts owed to related parties
At	March 31, 2011	December 31, 2010	January 1, 2010	March 31, 2011	December 31, 2010	January 1, 2010
Loral
-Trade receivables/payables	1,212	-	-	7	14	-
-Other long-term financial assets/liabilities	2,268	2,332	2,461	25,309	24,474	19,543

Red Isle
-Other current financial liabilities	-	-	-	4,541	2,075	-
-Other long-term financial liabilities	-	-	-	-	-	25,090
-Senior preferred shares	-	-	-	141,435	141,435	141,435

SSL
-Trade receivable/payable	310	428	1,430	13,495	37	1,230
-Other current financial liabilities	-	-	-	959	1,003	-
-Other long-term financial liabilities	-	-	-	14,855	15,469	8,068

XTAR
-Trade receivable/payable	-	-	79	-	-	-

The amounts outstanding are unsecured and will be settled in cash.  The related party transactions were made on terms equivalent to those that prevail in arm’s length transactions.

The Company has entered into contracts for the construction of Telstar 14R/Estrela do Sul 2, Nimiq 6, Anik G1 and ViaSat-1 with SSL.  The total outstanding commitments at March 31, 2011 were $129.9 million (December 31, 2010 - $187.4 million, January 1, 2010 - $225.1 million).

Telesat Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2011
(all amounts in thousands of Canadian dollars, except for per share amounts and where otherwise noted)
(unaudited)

Other related party transactions

The Company funds certain defined benefit pension plans as described in note 24.  Contributions made to the plans for the three months ended March 31, 2011 were $1.9 million (March 31, 2010 - $0.7 million).

29.	SUBSEQUENT EVENTS

On March 1, 2011, Telesat Canada and one of its subsidiaries (“Telesat”) entered into agreements (the “Assignment and Assumption Agreements”) with Loral Space & Communications Inc. and one of its subsidiaries (“Loral”) providing for the assignment by Loral to Telesat and the assumption by Telesat from Loral of all of Loral’s rights and obligations with respect to the Canadian payload on the ViaSat 1 satellite, which is being built by Space Systems/Loral, Inc., and all related agreements. The transaction was completed on April 11, 2011. Under the Assignment and Assumption Agreements, Loral received from Telesat approximately US$13 million and was reimbursed for approximately US$48.2 million of net costs incurred through completion of the sale, including under the Consulting Services Agreement and the Service Agreement relating to ViaSat 1 entered into in 2010 which were terminated as part of the transaction. Also, if Telesat provides any non-geostationary capacity services on the payload, then for the first four years following commencement of those services Loral will be entitled to receive one-half of any net revenue earned by Telesat in connection with those services. In connection with the sale, Loral also assigned to Telesat and Telesat assumed Loral’s 15-year revenue contract with Barrett Xplore Inc. for ViaSat 1.

30.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The 11.0% Senior Notes and the 12.5% Senior Subordinated Notes were co-issued by Telesat LLC and Telesat Canada, (“the Issuers”) which are 100% owned subsidiaries of Telesat, and were guaranteed fully and unconditionally, on a joint and several basis, by Telesat and certain of its subsidiaries.

The condensed consolidating financial information below for the three months ended March 31, 2011 and the three months ended March 31, 2010 are presented pursuant to Article 3-10(d) of Regulation S-X.   The information presented consists of the operations of Telesat Holdings Inc. Telesat Holdings Inc. primarily holds investments in subsidiaries and equity.  Telesat LLC, a U.S. Delaware corporation, is a financing subsidiary that has no assets, liabilities or operations.

The condensed consolidating financial information reflects the investments of Telesat Holdings Inc. in the Issuers, of the Issuers in their respective Guarantor and Non-Guarantor subsidiaries and of the Guarantors in their Non-Guarantor subsidiaries using the equity method.

Condensed Consolidating Statement of Income (Loss)
For the three months ended March 31, 2011

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated

Revenue	-	-	184,119	24,519	5,119	(10,977)	202,780
Operating expenses	-	-	(31,250)	(20,522)	(5,949)	10,977	(46,744)
	-	-	152,869	3,997	(830)	-	156,036
Depreciation	-	-	(36,348)	(12,954)	(84)	-	(49,386)
Amortization	-	-	(10,621)	399	(19)	-	(10,241)
Other operating losses	-	-	(502)	(240)	(6)	-	(748)
Operating income (loss)	-	-	105,398	(8,798)	(939)	-	95,661
Income (loss) from equity investments	117,390	-	(7,525)	(4,314)	-	(105,551)	-
Interest expense	(2,465)	-	(55,316)	48	-	-	(57,733)
Interest and other income	-	-	321	299	72	-	692
Gain on changes in fair value of financial instruments	-	-	14,474	-	-	-	14,474
Gain (loss) on foreign exchange	-	-	76,594	5,670	(3,913)	-	78,351
Income (loss) before tax	114,925	-	133,946	(7,095)	(4,780)	(105,551)	131,445
Tax benefit (expense)	-	-	(16,554)	87	(53)	-	(16,520)
Net income (loss)	114,925	-	117,392	(7,008)	(4,833)	(105,551)	114,925

Condensed Consolidating Statement of Income (Loss)
For the three months ended March 31, 2010

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated

Revenue	-	-	179,589	23,879	6,420	(10,651)	199,237
Operating expenses	-	-	(36,289)	(20,521)	(7,029)	10,651	(53,188)
	-	-	143,300	3,358	(609)	-	146,049
Depreciation	-	-	(36,915)	(13,032)	(89)	-	(50,036)
Amortization	-	-	(11,850)	723	(51)	-	(11,178)
Other operating losses	-	-	(5)	(23)	-	-	(28)
Operating income (loss)	-	-	94,530	(8,974)	(749)	-	84,807
Income (loss) from equity investments	83,365	-	(4,411)	82	-	(79,036)	-
Interest expense	(3,489)	-	(63,027)	(72)	-	-	(66,588)
Interest and other income	-	-	773	338	1	-	1,112
Loss on changes in fair value of financial instruments	-	-	(41,374)	-	-	-	(41,374)
Gain (loss) on foreign exchange	-	-	107,430	10,053	(4,101)	-	113,382
Income (loss) before tax	79,876	-	93,921	1,427	(4,849)	(79,036)	91,339
Tax benefit (expense)	-	-	(10,556)	(1,030)	123	-	(11,463)
Net income (loss)	79,876	-	83,365	397	(4,726)	(79,036)	79,876

Condensed Consolidating Balance Sheet
As at March 31, 2011

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalents	-	-	172,814	71,168	2,359	-	246,341
Trade and other receivables	-	-	31,605	15,803	1,515	-	48,923
Other current financial assets	-	-	26	339	6,389	-	6,754
Intercompany receivable	-	-	267,526	188,697	108,142	(564,365)	-
Prepaid expenses and other current assets	-	-	19,755	7,932	200	-	27,887
Total current assets	-	-	491,726	283,939	118,605	(564,365)	329,905

Satellites, property and other equipment	-	-	1,700,622	313,099	2,101	-	2,015,822
Other long-term financial assets	-	-	112,706	507	608	-	113,821
Other long-term assets	-	-	6,104	3,695	-	-	9,799
Deferred tax assets	-	-	52,489	179	84	-	52,752
Intangible assets	-	-	899,226	34,511	167	-	933,904
Investment in affiliates	1,774,670	-	1,301,041	1,479,148	260	(4,555,119)	-
Goodwill	-	-	2,078,056	343,876	24,671	-	2,446,603
Total assets	1,774,670	-	6,641,970	2,458,954	146,496	(5,119,484)	5,902,606

Liabilities
Trade and other payables	-	-	52,008	5,572	2,825	-	60,405
Other current financial liabilities	4,541	-	77,729	803	177	-	83,250
Intercompany payable	35,385	-	120,228	408,752	-	(564,365)	-
Other current liabilities	-	-	69,343	1,250	527	-	71,120
Current indebtedness	-	-	131,115	1	-	-	131,116
Total current liabilities	39,926	-	450,423	416,378	3,529	(564,365)	345,891

Long-term indebtedness	-	-	2,654,907	-	-	-	2,654,907
Deferred tax liability	-	-	482,617	(113)	429	-	482,933
Other long-term financial liabilities	-	-	328,545	-	275	-	328,820
Other long-term liabilities	-	-	343,165	11,805	341	-	355,311
Senior preferred shares	141,435	-	-	-	-	-	141,435
Total liabilities	181,361	-	4,259,657	428,070	4,574	(564,365)	4,309,297

Shareholders’ Equity
Share capital	1,298,178	-	2,320,730	1,896,596	104,434	(4,321,760)	1,298,178
Accumulated earnings (deficit)	283,120	-	(13,179)	196,906	37,621	(221,348)	283,120
Reserves	12,011	-	74,762	(62,618)	(133)	(12,011)	12,011
Total shareholders’ equity	1,593,309	-	2,382,313	2,030,884	141,922	(4,555,119)	1,593,309
Total liabilities and shareholders’ equity	1,774,670	-	6,641,970	2,458,954	146,496	(5,119,484)	5,902,606

Condensed Consolidating Balance Sheet
As at December 31, 2010

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalents	-	-	196,682	21,135	2,478	-	220,295
Trade and other receivables	-	-	28,744	13,593	1,772	-	44,109
Other current financial assets	-	-	25	346	6,573	-	6,944
Intercompany receivable	-	-	219,035	202,459	112,436	(533,930)	-
Prepaid expenses and other current assets	-	-	14,227	7,136	130	-	21,493
Total current assets	-	-	458,713	244,669	123,389	(533,930)	292,841

Satellites, property and other equipment	-	-	1,643,419	326,289	2,197	-	1,971,905
Other long-term financial assets	-	-	77,503	502	626	-	78,631
Other long-term assets	-	-	7,907	4,120	-	-	12,027
Deferred tax assets	-	-	67,172	175	-	-	67,347
Intangible assets	-	-	909,845	35,617	186	-	945,648
Investment in affiliates	1,658,699	-	1,302,656	1,484,593	259	(4,446,207)	-
Goodwill	-	-	2,078,056	343,876	24,671	-	2,446,603
Total assets	1,658,699	-	6,545,271	2,439,841	151,328	(4,980,137)	5,815,002

Liabilities
Trade and other payables	-	-	31,667	15,164	3,143	-	49,974
Other current financial liabilities	2,075	-	57,886	1,233	164	-	61,358
Intercompany payable	35,385	-	124,484	374,061	-	(533,930)	-
Other current liabilities	-	-	61,643	301	701	-	62,645
Current indebtedness	-	-	96,847	1	-	-	96,848
Total current liabilities	37,460	-	372,527	390,760	4,008	(533,930)	270,825
Long-term indebtedness	-	-	2,771,802	-	-	-	2,771,802
Deferred tax liabilities	-	-	482,099	(1,827)	650	-	480,922
Other long-term financial liabilities	-	-	308,070	-	283	-	308,353
Other long-term liabilities	-	-	348,873	12,750	238	-	361,861
Senior preferred shares	141,435	-	-	-	-	-	141,435
Total liabilities	178,895	-	4,283,371	401,683	5,179	(533,930)	4,335,198

Shareholders’ Equity
Share capital	1,298,178	-	2,320,730	1,896,596	104,434	(4,321,760)	1,298,178
Accumulated earnings (deficit)	168,195	-	(133,138)	205,950	38,204	(111,016)	168,195
Reserves	13,431	-	74,308	(64,388)	3,511	(13,431)	13,431
Total shareholders’ equity	1,479,804	-	2,261,900	2,038,158	146,149	(4,446,207)	1,479,804
Total liabilities and shareholders’ equity	1,658,699	-	6,545,271	2,439,841	151,328	(4,980,137)	5,815,002

Condensed Consolidating Balance Sheet
As at January 1, 2010

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalents	-	-	137,623	14,232	2,334	-	154,189
Trade and other receivables	-	-	51,447	15,591	3,165	-	70,203
Other current financial assets	-	-	101	267	6,949	-	7,317
Intercompany receivable	-	-	249,103	150,490	120,038	(519,631)	-
Prepaid expenses and other current assets	-	-	15,618	7,967	77	-	23,662
Total current assets	-	-	453,892	188,547	132,563	(519,631)	255,371

Satellites, property and other equipment	-	-	1,446,613	449,801	2,484	-	1,898,898
Other long-term financial assets	-	-	20,545	529	659	-	21,733
Other long-term assets	-	-	13,311	5,720	-	-	19,031
Deferred tax assets	-	-	90,347	-	(130)	-	90,217
Intangible assets	-	-	958,335	38,570	386	-	997,291
Investment in affiliates	1,424,334	-	1,346,054	1,477,459	261	(4,248,108)	-
Goodwill	-	-	2,078,057	343,876	24,670	-	2,446,603
Total assets	1,424,334	-	6,407,154	2,504,502	160,893	(4,767,739)	5,729,144

Liabilities
Trade and other payables	-	-	32,059	6,798	4,556	-	43,413
Intercompany payable	-	-	108,346	411,285	-	(519,631)	-
Other current financial liabilities	-	-	50,012	1,304	135	-	51,451
Other current liabilities	-	-	70,523	1,093	505	-	72,121
Current indebtedness	-	-	23,601	1	-	-	23,602
Total current liabilities	-	-	284,541	420,481	5,196	(519,631)	190,587
Long-term indebtedness	-	-	3,021,820	-	-	-	3,021,820
Deferred tax liabilities	-	-	465,743	(2,266)	(131)	-	463,346
Other long-term financial liabilities	25,090	-	265,306	102	-	-	290,498
Other long-term liabilities	-	-	346,705	16,268	676	-	363,649
Senior preferred shares	141,435	-	-	-	-	-	141,435
Total liabilities	166,525	-	4,384,115	434,585	5,741	(519,631)	4,471,335

Shareholders’ Equity
Share capital	1,298,178	-	2,320,730	1,896,596	104,434	(4,321,760)	1,298,178
Accumulated earnings (deficit)	(60,275)	-	(377,759)	237,247	46,953	93,559	(60,275)
Reserves	19,906	-	80,068	(63,926)	3,765	(19,907)	19,906
Total shareholders’ equity	1,257,809	-	2,023,039	2,069,917	155,152	(4,248,108)	1,257,809
Total liabilities and shareholders’ equity	1,424,334	-	6,407,154	2,504,502	160,893	(4,767,739)	5,729,144

Condensed Consolidating Statement of Cash Flows
For the three months ended March 31, 2011

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Cash flows from (used in) operating activities
Net income (loss)	114,925	-	117,392	(7,008)	(4,833)	(105,551)	114,925
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Amortization and depreciation	-	-	46,969	12,555	103	-	59,627
Deferred tax expense	-	-	16,289	(130)	-	-	16,159
Unrealized foreign exchange (gain) loss	-	-	(80,035)	(5,574)	3,548	-	(82,061)
Unrealized (gain) loss on derivatives	-	-	(11,843)	-	-	-	(11,843)
Dividends on senior preferred shares	2,465	-	-	-	-	-	2,465
Share-based compensation	-	-	513	100	50	-	663
(Income) loss from equity investments	(117,390)	-	7,525	4,314	-	105,551	-
Loss on disposal of assets	-	-	502	240	6	-	748
Other	-	-	(8,478)	(324)	(19)	-	(8,821)
Insurance proceeds	-	-	5,943	-	-	-	5,943
Operating assets and liabilities	-	-	30,089	(12,866)	1,106	-	18,329
	-	-	124,866	(8,693)	(39)	-	116,134
Cash flows from (used in) investing activities
Satellite programs	-	-	(77,036)	-	-	-	(77,036)
Purchases of other property and equipment	-	-	(497)	(169)	(34)	-	(700)
Proceeds from sale of assets	-	-	75	-	-	-	75
Business acquisitions	-	-	(9,264)	9,264	-	-	-
Dividends received	-	-	4,500	-	-	(4,500)	-
	-	-	(82,222)	9,095	(34)	(4,500)	(77,661)

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Cash flows from (used in) financing activities
Repayment of indebtedness	-	-	(9,627)	-	-	-	(9,627)
Satellite performance incentive payments	-	-	(1,740)	-	-	-	(1,740)
Intercompany loan	-	-	(55,145)	55,145	-	-	-
Dividends paid	-	-	-	(4,500)	-	4,500	-
	-	-	(66,512)	50,645	-	4,500	(11,367)
Effect of changes in exchange rates on cash and cash equivalents	-	-	-	(1,014)	(46)	-	(1,060)
Increase (decrease) in cash and cash equivalents	-	-	(23,868)	50,033	(119)	-	26,046
Cash and cash equivalents, beginning of period	-	-	196,682	21,135	2,478	-	220,295
Cash and cash equivalents, end of period	-	-	172,814	71,168	2,359	-	246,341

Condensed Consolidating Statement of Cash Flows
For the three months ended March 31, 2010

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Cash flows from (used in) operating activities
Net income	79,876	-	83,365	397	(4,726)	(79,036)	79,876
Adjustments to reconcile net income to cash flows from operating activities:
Amortization and depreciation	-	-	48,765	12,309	140	-	61,214
Deferred tax expense	-	-	10,443	50	(170)	-	10,323
Unrealized foreign exchange (gain) loss	-	-	(111,838)	(10,489)	4,107	-	(118,220)
Unrealized (gain) loss on derivatives	-	-	42,781	-	-	-	42,781
Dividends on senior preferred shares	3,489	-	-	-	-	-	3,489
Share-based compensation	-	-	922	159	85	-	1,166
(Income) loss from equity investments	(83,365)	-	4,411	(82)	-	79,036	-
Loss on disposal of assets	-	-	5	23	-	-	28
Other	-	-	(4,734)	(1,440)	(12)	-	(6,186)
Customer prepayments on future satellite services	-	-	13,056	-	-	-	13,056
Operating assets and liabilities	-	-	17,431	7,451	582	-	25,464
	-	-	104,607	8,378	6	-	112,991
Cash flows from (used in) investing activities
Satellite programs	-	-	(32,307)	-	-	-	(32,307)
Purchase of other property and equipment	-	-	(1,238)	(299)	(37)	-	(1,574)
Proceeds from sale of assets	-	-	5,974	-	-	-	5,974
	-	-	(27,571)	(299)	(37)	-	(27,907)

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Adjustments	Consolidated
Cash flows from (used in) financing activities
Repayment of indebtedness	-	-	(7,335)	-	-	-	(7,335)
Satellite performance incentive payments	-	-	(1,982)	-	-	-	(1,982)
	-	-	(9,317)	-	-	-	(9,317)
Effect of changes in exchange rates on cash and cash equivalents	-	-	-	(178)	(96)	-	(274)
Increase (decrease) in cash and cash equivalents	-	-	67,719	7,901	(127)	-	75,493
Cash and cash equivalents, beginning of period	-	-	137,623	14,232	2,334	-	154,189
Cash and cash equivalents, end of period	-	-	205,342	22,133	2,207	-	229,682

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with Telesat Holdings Inc.’s unaudited consolidated interim financial statements beginning at Page 1 of this Quarterly Report.  As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context states or requires otherwise, references to “Telesat”,“Company”, “we”, “our” and “us” refer to Telesat Holdings Inc. and its subsidiaries.  Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to the unaudited condensed consolidated interim financial statements of Telesat Holdings Inc. included herein.

The dollar amounts presented in this Quarterly Report are in Canadian dollars unless otherwise specified.  On March 31, 2011, the Bloomberg exchange rate was CAD$1 = USD$1.0303.  The average exchange rate for the three months ended March 31, 2011 was CAD$1 = USD$1.0099.

The financial information presented herein has been prepared, for the first time, in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”).  Telesat adopted International Financial Reporting Standards (“IFRS”) in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”).  The first date on which IFRS was applied was January 1, 2010.  As a result, the 2010 comparative figures are also prepared in accordance with IAS 34 and may differ from what was reported in the Quarterly Report for the same period in 2010.  Refer to note 5 of the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2011 for additional details on the differences between Canadian GAAP and IFRS. Furthermore, IFRS differs in certain respects from United States GAAP; however, the Securities and Exchange Commission adopted Release No. 33-8879 to accept foreign private issuers financial statements prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB") without reconciliation to United States GAAP in their filings with the Commission. As a result, we are not presenting a reconciliation to United States GAAP in this Quarterly Report.

The information contained in this MD&A takes into account information available up to May 5th, 2011, unless otherwise noted.

Forward-Looking Statements Safe Harbor

This Quarterly Report contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  When used in this Quarterly Report, the words “believes”, “expects”, “plans”, “may”, “will”, “would”, “could”, “should”, “anticipates”, “estimates”, “project”, “intend” or “outlook” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information.   Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties.  Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 filed with the SEC as well as Telesat Canada’s other filings with the SEC which can be obtained on the SEC’s website at http://www.sec.gov.  Readers are specifically referred to those documents.  Known risks and uncertainties include but are not limited to: (1) financial risks, including economic downturns, restrictions imposed by covenants contained in the agreements governing our debt, our leverage, volatility in exchange rates, and our dependence on a few large customers for a significant proportion of our revenue; (2) risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the ability to obtain or renew satellite insurance at all or on reasonable terms, and competition from other providers of telecommunications services; (3) risks associated with domestic and foreign government regulation; and (4) other risks, including potential conflicts of interest with our significant shareholders, litigation, and market risks. The foregoing list of important factors is not exhaustive. The information contained in this Quarterly Report reflects our beliefs, assumptions, intentions, plans and expectations as of the date of this report.  We disclaim any obligation or undertaking to update or revise the information herein.

OVERVIEW OF THE BUSINESS

We are a leading global fixed satellite services operator, with offices and facilities around the world.   We provide our satellite and communication services from a fleet of satellites that occupy Canadian and other orbital locations.  We are organized into one operating segment, the satellite services business; however, we provide our services through three business categories: Broadcast, Enterprise and Consulting & Other.

The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment.  Once the investment in a satellite is made the incremental costs to maintain and operate the satellite is relatively low over the life of the satellite, with the exception of in-orbit insurance.  We have been able to generate a large contracted revenue backlog by entering into long-term contracts with some of our customers for all or substantially all of a satellite’s life.  Historically, this has resulted in revenue from the satellite services business being fairly predictable.

At March 31, 2011, we provided satellite services to customers from our fleet of 12 in-orbit satellites.  We currently have three satellites under construction: Telstar 14R/Estrela do Sul 2, which we anticipate will be launched later in May 2011, Nimiq 6, which we anticipate will be launched in the first half of 2012, and Anik G1, which we anticipate will be launched in the second half of 2012.  In addition, in early April 2011 we completed our acquisition of Loral’s rights to the Canadian payload on the ViaSat 1 satellite, which we anticipate will be launched later in 2011.

Telesat Canada and its affiliates are authorized by governments, including those of Canada, the United States, Brazil and the Kingdom of Tonga, to access and use certain geostationary orbital locations and associated spectrum resources.  The use of these orbital locations, as well as our other operations, is subject to a variety of Canadian and international regulations.

Revenue

We earn revenue by providing video and data services using satellite transponder capacity.  We also earn revenue by providing ground-based transmit and receive services, selling equipment, managing satellite networks, and providing consulting services in the field of satellite communications.

We recognize revenue when earned, as services are rendered or as products are delivered to customers.  For us to recognize revenue there must be evidence that an arrangement exists, the amount of revenue must be fixed or determinable and our ability to collect must be reasonably assured.  In particular, broadcast and some enterprise revenues are generally billed in advance to the customers and recognized in the month for which the service is rendered.  Consulting revenue for “cost plus” contracts are recognized after the work has been completed and accepted by the customer.  The percentage of completion method is used for “fixed price” contracts.

Expenses

Our operating expenses consist mainly of labour, the cost of which is relatively stable.  As we take advantage of growth opportunities through the addition of satellites to our fleet, we believe we can increase revenue with relatively smaller increases in operating expenses.  Variable operating expenses include in-orbit insurance and direct-billed expenses, such as third-party contractor services.

Interest expense continues to be a significant expense as a result of the debt facilities entered into on October 31, 2007.  Foreign exchange gains (losses) incurred on the translation of the U.S. dollar denominated debt and the gains (losses) on financial instruments resulting from variations in the fair value of the cross-currency basis swap, interest rate swaps and the prepayment options on the Senior Notes and Senior Subordinated Notes, remain significant components of our net income.

Another significant operating expense is the straight-line depreciation of the cost of each of our satellites over their useful life.

RECENT DEVELOPMENTS
Expansion

On March 1, 2011, Telesat Canada and one of its subsidiaries (“Telesat”) entered into agreements (the “Assignment and Assumption Agreements”) with Loral Space & Communications Inc. and one of its subsidiaries (“Loral”) providing for the assignment by Loral to Telesat and the assumption by Telesat from Loral of all of Loral’s rights and obligations with respect to the Canadian payload on the ViaSat 1 satellite, which is being built by Space Systems/Loral, Inc., and all related agreements. The transaction was completed on April 11, 2011. Under the Assignment and Assumption Agreements, Loral received from Telesat approximately US$13 million and was reimbursed for approximately US$48.2 million of net costs incurred through completion of the sale, including under the Consulting Services Agreement and the Service Agreement relating to ViaSat 1 entered into in 2010 which were terminated as part of the transaction. Also, if Telesat provides any non-geostationary capacity services on the payload, then for the first four years following commencement of those services Loral will be entitled to receive one-half of any net revenue earned by Telesat in connection with those services. In connection with the sale, Loral also assigned to Telesat and Telesat assumed Loral’s 15-year revenue contract with Barrett Xplore Inc. for ViaSat 1.

FUTURE OUTLOOK

Our commitment to providing strong customer service and our focus on innovation and technical expertise have allowed us to successfully build our business to date.  Building on our existing contractual revenue backlog, our focus is on taking disciplined steps to grow our core business and sell newly launched and existing in-orbit satellite services; and, in a disciplined manner, use the cash flow generated by existing business, contracted expansion satellites and cost savings to strengthen the business.

We believe our satellite fleet offers a strong combination of existing revenue backlog and revenue growth and a strong foundation upon which we will seek to grow our revenue and cash flows. The growth is expected to come from our Telstar 14R/Estrela do Sul 2 satellite, which we anticipate will be launched later in May 2011, the Canadian payload on the ViaSat-1 satellite expected to be launched later in 2011, our Nimiq 6 satellite, which is expected to be launched in the first half of 2012, our Anik G1 satellite, which we anticipate will be launched in the second half of 2012, and the sale of available capacity on our in-orbit satellites.

We believe we are well-positioned to serve our customers and the markets in which we participate.  We actively pursue opportunities to develop new satellites, particularly in conjunction with current or prospective customers who will commit to substantial revenue commitments prior to the time the satellite construction contract is signed.  Although we regularly pursue opportunities to develop new satellites, we do not procure additional or replacement satellites until we believe there is a demonstrated need and a sound business plan for such satellite capacity.

We anticipate that we can increase revenue without proportional increases in operating expenses, allowing for profit margin expansion.  The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment.  Once the investment in a satellite is made, the incremental cost to maintain and operate the satellite is relatively low over the life of the satellite, with the exception of in-orbit insurance.  The relatively fixed cost nature of the business, combined with contracted revenue growth and other growth opportunities, is expected to produce growth in operating income and cash flow.

For the remainder of 2011, we remain focused on: increasing utilization on our existing satellites, constructing and launching the satellites we are currently procuring, securing additional customer requirements to support the procurement of additional satellites, and maintaining cost and operating discipline.

RESULTS OF OPERATIONS

Review of financial performance

Our significant revenue backlog and long-term customer contracts protect us, to a certain extent, from short-term market fluctuations.  With the acquisition of the Canadian payload on ViaSat 1, the construction of Telstar 14R/Estrela do Sul 2, Nimiq 6 and Anik G1 in progress and anticipated launches of these satellites in 2011 and 2012, we believe we are well positioned to strengthen our overall financial performance.

Our net income for the quarter was $40 million higher year over year. The higher net income is mainly due to higher revenues, lower operating expenses (approximately $10 million of net increase), positive changes in the fair value of financial instruments, offset by lower gain on foreign exchange due to the strengthening Canadian dollar (approximately $20 million of net increase), and lower interest expense (approximately $10 million).  More detailed explanations of these variances are set out below.

Below are the foreign exchange rates impacting our financial statements this quarter:

	Q1, 2011	Q1, 2010	Dec 31, 2010	Dec 31, 2009

CAD to USD spot rate (period-end)	$1.0303	$0.9849	$1.0020	$0.9495
CAD to USD average rates	$1.0099	$0.9448

Revenue

	Three months ended March 31,		% Increase (Decrease)
(in CAD$ millions except percentages)	2011	2010	2011 vs. 2010

Broadcast	113	113	0%
Enterprise	81	80	1%
Consulting and other	9	6	50%
Total revenue	203	199	2%

Total revenue for the first quarter of 2011 was $203 million, an increase of $4 million from the $199 million earned in the first quarter of 2010, despite a weaker average U.S. dollar in 2011.

Combined revenues from Broadcast and Enterprise increased by $1 million in the three months ended March 31, 2011 as compared to the first quarter of 2010.  The increase was mainly due to higher equipment sales and additional service revenue from the sale of excess capacity on certain of our existing in-orbit satellites. Partially offsetting this increase was the impact of the weaker average U.S. dollar on the conversion of our U.S. denominated revenue into Canadian dollars, as well as lower revenue from occasional use services and the resale of capacity in our SpaceConnection subsidiary.

Consulting revenue increased by $3 million to $9 million in the first quarter of 2011 as compared to the first quarter of 2010.  This was primarily the result of new consulting contracts and an early termination charge paid by one of our customers.

Operating Expenses

	Three months ended March 31,		% Increase (Decrease)
(in CAD$ millions except percentages)	2011	2010	2011 vs. 2010

Depreciation	49	50	(2)%
Amortization	10	11	(9)%
Operating expenses	47	53	(11)%
	106	114	(7)%

Depreciation and Amortization

Depreciation of satellite, property and equipment decreased by approximately $1 million for the three months ended March 31, 2011 from the $50 million for the three months ended March 31, 2010.  The decrease was primarily due to the sale of the headquarters building in December 2010, and the disposition of certain assets due to the relocation of an office in February 2011.

Amortization of intangibles decreased by approximately $1 million for the three months ended March 31, 2011 from the $11 million for the three months ended March 31, 2010.  The decrease was primarily due to the write off in early 2010 of intangible assets related to revenue backlog and customer relationship intangibles and the ensuing lower monthly amortization.

Operating Expenses

	Three months ended March 31,		% Increase (Decrease)
(in CAD$ millions except percentages)	2011	2010	2011 vs. 2010

Compensation and employee benefits	16	18	(11)%
Other operating expenses	11	14	(21)%
Cost of sales	20	21	(5)%
Total operating expenses	47	53	(11)%

Operating expenses consist of cost of sales, compensation and employee benefits as well as other operating expenses such as marketing, general and administration expenses.  Operating expenses for the first quarter decreased by $6 million, to $47 million, year over year.

Cost of sales decreased by $1 million to $20 million for the first quarter of 2011 as compared to $21 million for the first quarter of 2010.  The decrease in cost of sales was primarily due to the reduction of third party satellite capacity costs and lower license fees, partially offset by the increase in cost of equipment sales due to higher sales activities.

Compensation and other operating expenses showed an overall decrease of $5 million for the first quarter, year over year.  These improvements were primarily due to cost reductions related to on-going efficiencies gained from prior restructuring activities, the reduction of capital taxes and the optimization of our inventory.

Finally, operating expenses were also positively impacted by the weaker average U.S. dollar on the conversion of our U.S. denominated expenses into Canadian dollars.

Interest Expense

	Three months ended March 31,		% Increase (Decrease)
(in CAD$ millions except percentages)	2011	2010	2011 vs. 2010

Interest expense	58	67	(13)%

Interest expense includes our debt service costs, interest on the senior preferred shares and interest on the performance incentive payments net of capitalized interest on our satellites under construction.

Total debt service costs, which includes interest expense on indebtedness and interest expense on derivative instruments, decreased by $2 million for the first quarter of 2011 compared to the first quarter of 2010 primarily due to the impact of the weaker average U.S. dollar on the conversion of our U.S. denominated interest expense into Canadian dollars.  Dividends on senior preferred shares decreased by $1 million in the first quarter of 2011 as compared to the first quarter of 2010 due to a decrease in the dividend rate from 8.5% to 7% beginning in July 2010.  Capitalized interest increased by $6 million in the first quarter of 2011 as compared to the first quarter of 2010 due to the progression of our satellite construction programs for Telstar 14R/Estrela do Sul 2, Nimiq 6 and Anik G1.

Foreign exchange and derivatives

	Three months ended March 31,		% Increase (Decrease)
(in CAD$ millions except percentages)	2011	2010	2011 vs. 2010

Gain (loss) on changes in fair value of financial instruments	14	(41)	134%
Foreign exchange gain (loss)	79	113	(30)%

The $14 million gain on changes in fair value of financial instruments in the first quarter of 2011 reflect the fluctuations in the fair values of our cross-currency basis swap, interest rate swaps, and prepayment options on our Senior Notes and Senior Subordinated Notes.  This represented a net improvement of $55 million from the first quarter of 2010 to the first quarter of 2011.  The foreign exchange gain for the three months ended March 31, 2011 was $34 million less than that for the three months ended March 31, 2010.  The gain was mainly the result of a stronger Canadian to U.S. dollar spot rate at March 31, 2011 ($1.0303) compared to the spot rate at December 31, 2010 ($1.0020) and the resulting favorable impact on our U.S. dollar denominated debt.  The 2010 first quarter gain was larger because the Canadian dollar had strengthened to a larger extent against the U.S. dollars from the spot rate of $0.9495 at December 31, 2009 to the spot rate of $0.9849 at March 31, 2010.

Income Taxes

	Three months ended March 31,		% Increase (Decrease)
(in CAD$ millions except percentages)	2011	2010	2011 vs. 2010

Tax expense	17	11	55%

The income tax expense for the three months ended March 31, 2011 was $6 million higher than the same period in 2010 due to higher net income before tax.

Backlog

Contracted revenue backlog represents our expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. The significant majority of our contracted revenue backlog is generated from service or other agreements for satellite capacity. We do not include revenue beyond the stated expiration date of a contract regardless of the potential for renewal. Our contracted revenue backlog is attributable to satellites currently in-orbit and our satellites under construction, namely, Nimiq 6, Telstar 14R/Estrela do Sul 2, Anik G1 and the Canadian payload on ViaSat-1.  As of March 31, 2011, our contracted backlog was approximately $5.6 billion. This amount includes approximately $381.1 million of customer prepayments that we have already received.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. However, if certain of our existing satellites and satellites under construction were to experience a significant launch delay, launch or in-orbit failure, or otherwise fail to operate as anticipated, we may be obligated to return all or part of the customer prepayments made under service agreements for that satellite. Those repayments would be funded by any insurance proceeds we may receive, cash on hand and/or funds available under our revolving credit facility.

We expect our backlog to be recognized as follows:

	Remaining 2011	2012	2013	2014	2015 and thereafter
(in CAD$ millions)

Backlog	446	540	535	503	3,607

LIQUIDITY AND CAPITAL RESOURCES

Cash and Available Credit

As at March 31, 2011, we had $246 million of cash and short-term investments as well as approximately $153 million of borrowing availability under our Revolving Facility (as defined below). The cash balance at the end of March 2011 was prior to the $61 million payment we made for the acquisition of the Canadian payload on ViaSat-1 in April 2011.  We believe that cash and short-term investments as at March 31, 2011, cash flow from operations, including amounts from customer prepayments, and drawings on the available lines of credit under the Credit Facility (as defined below) will be adequate to meet our expected cash requirements for the next twelve months for activities in the normal course of business, including interest and required principal payments on debt, as well as planned capital expenditures.

Cash Flows From Operating Activities

Cash generated from operating activities for the three months ended March 31, 2011 was $116 million, a $3 million increase over the same period in 2010.  Sources of cash were primarily driven by improved positive cash flow from operations and partially offset by a reduction in working capital as no customer prepayments on future satellite services were received in the period.

Cash Flows Used in Investing Activities

Cash used in investing activities for the three months ended March 31, 2011 was $78 million, a $50 million increase over the same period in 2010.  We incurred cash outflows related to capital expenditures of $77 million for the construction of the Telstar 14R/Estrela do Sul 2, Nimiq 6 and Anik G1 satellites during the first quarter of 2011.  We will continue to use a significant amount of cash for future capital spending over the coming years with the on-going construction of our satellite fleet.

Cash used in investing activities for the three months ended March 31, 2010 was $28 million and was primarily for the earlier construction stages of the Telstar 14R/Estrela do Sul 2 and Nimiq 6 satellites.

Cash Flows Used in Financing Activities

Cash used in financing activities for the three months ended March 31, 2011 was $11 million and related primarily to $9 million in scheduled principal payments on our Canadian Term Loan Facility (as defined below) and U.S. Term Loan Facility (as defined below), as well as satellite performance incentive payments of $2 million.

Cash used in financing activities for the three months ended March 31, 2010 was $9 million and related primarily to $7 million in scheduled principal payments on our Canadian Term Loan Facility and U.S. Term Loan Facility, as well as satellite performance incentive payments of $2 million.

Liquidity

A large portion of our annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts and high contract renewal rates. We believe our cash flow from operations, in addition to cash on hand and available credit facilities, will be sufficient to provide for our capital requirements and to fund our interest and debt payment obligations for the next twelve months.

The construction of Telstar 14R/Estrela do Sul 2, Nimiq 6 and Anik G1, the acquisition of the Canadian payload on ViaSat 1, as well as any other satellite replacement or expansion program will require significant capital expenditures.  We may choose to invest in new satellites to utilize available orbital slots and further grow our business. Cash required for current and future satellite construction programs will be funded from some or all of the following: cash and short-term investments, cash flow from operations, cash flow from customer prepayments or through borrowings on available lines of credit under the Credit Facility.  In addition, we may sell certain satellite assets, and in accordance with the terms and conditions of our Credit Facility, reinvest the proceeds in replacement satellites or pay down indebtedness under that Credit Facility.  Subject to market conditions and subject to compliance with the terms and conditions of our Credit Facility and the financial leverage covenant tests therein, we may also have the ability to obtain additional secured or unsecured financing to fund current or future satellite construction.  However, our ability to access these sources of funding is not guaranteed and, therefore, we may not be able to fully fund additional replacement and new satellite construction programs.

Debt

Telesat Canada has senior secured credit facilities (the “Credit Facility”) arranged with a syndicate of banks. The Credit Facility is guaranteed by Telesat Holdings and certain Telesat Canada subsidiaries.

The Credit Facility

The Credit Facility is secured by substantially all of our assets.  Under the terms of the Credit Facility, we are required to comply with certain covenants which are usual and customary for highly leveraged transactions, including financial reporting, maintenance of certain financial covenant ratios for leverage and interest coverage, a requirement to maintain minimum levels of satellite insurance, restrictions on capital expenditures, a restriction on fundamental business changes or the creation of subsidiaries, restrictions on investments, restrictions on dividend payments, restrictions on the incurrence of additional debt, restrictions on asset dispositions and restrictions on transactions with affiliates.  Each tranche of the Credit Facility is subject to mandatory principal repayment requirements, which, in the initial years, are generally 1/4 of 1% of the initial aggregate principal amount.

The Credit Facility consists of several tranches, which are described below.

i - Revolving Facility

The Revolving Facility is a $153 million loan facility with a maturity date of October 31, 2012.  Loans under the Revolving Facility currently bear interest at a floating rate plus an applicable margin based upon a leverage pricing grid.  The Revolving Facility currently has an unused commitment fee of 25 basis points that is subject to adjustment based upon a leverage pricing grid.  As of March 31, 2011, other than approximately $0.2 million in drawings related to letters of credit, there were no borrowings under this facility.

 ii - Canadian Term Loan Facility

The Canadian Term Loan Facility was initially a $200 million loan, with a maturity date of October 31, 2012.  As of March 31, 2011, $165 million of the facility was outstanding, which represents the full amount available following the mandatory repayments in 2008, 2009, 2010 and the first quarter of 2011.  The Canadian Term Loan Facility bears interest at a floating rate of the Bankers Acceptance borrowing rate plus an applicable margin of 275 basis points.  The required repayments on the Canadian Term Loan Facility are $85 million for the remainder of 2011.

iii - U.S. Term Loan Facility

The U.S. Term Loan Facility was initially a US$1.9 billion (or, in Canadian dollars at historical rate, $2.0 billion) loan facility denominated in U.S. dollars with a final maturity date of October 31, 2014.  The U.S. Term Loan Facility is made up of two facilities, a US$1.8 billion U.S. Term Loan I Facility and a US$150 million U.S. Term Loan II Facility.  As of March 31, 2011, the amounts outstanding, which represent the full amounts available under these facilities were US$1.7 billion ($1.6 billion) and US$145.9 million ($141.6 million) respectively following the mandatory repayments in 2008, 2009, 2010 and the first quarter of 2011.  The U.S. Term Loan Facility bears interest at LIBOR plus an applicable margin of 300 basis points.

The U.S. Term Loan II Facility was a 12 month delayed draw facility for satellite capital expenditures and had an unused commitment fee of ½ the applicable margin which was 150 basis points.  The facility was fully drawn at the end of the first quarter of 2011.

In order to hedge our currency risk over the life of the loans, we entered into a cross-currency basis swap to synthetically convert US$1.1 billion of future U.S. dollar denominated payment obligations to $1.2 billion.  This currency basis swap is being amortized on a quarterly basis at ¼ of 1% of the original amount.  As of March 31, 2011, the balance of this swap was $1.2 billion and bears interest at a floating rate of Bankers Acceptance plus an applicable margin of approximately 382 basis points.

Senior Notes due November 1, 2015

The Senior Notes, in the amount of US$692.8 million, bear interest at an annual rate of 11.0% and are due November 1, 2015.  The Senior Notes include covenants or terms that restrict our ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel our satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior Notes prior to May 1, 2012, in each case subject to exceptions provided in the Senior Notes indenture.

Senior Subordinated Notes due November 1, 2017

The Senior Subordinated Notes, in the amount of US$217.2 million, bear interest at a rate of 12.5% and are due November 1, 2017. The Senior Subordinated Notes include covenants or terms that restrict our ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel our satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior Subordinated Notes prior to May 1, 2013, in each case subject to exceptions provided in the Senior Subordinated Notes indenture.

As of March 31, 2011, we were in compliance with the financial covenants of our Credit Facility and the indentures governing our 11% Senior Notes due in 2015 and 12.5% Senior Subordinated Notes due in 2017.

Debt Service Cost

An estimate of the interest expense on the Facilities is based upon assumptions of LIBOR and Bankers Acceptance rates and the applicable margin for the Credit Facility, the Senior Notes and the Senior Subordinated Notes.  Our estimated interest expense for the remainder of 2011 is approximately $192 million.

Derivatives

We have used interest rate and currency derivatives to hedge our exposure to changes in interest rates and foreign exchange rates.

We use forward contracts to hedge our foreign currency risk on anticipated transactions, mainly related to the construction of satellites and interest payments.  At March 31, 2011, we had outstanding foreign exchange forward contracts which require us to pay Canadian dollars $127.3 million to receive US$125.0 million.  The fair value of these derivative contracts was a liability of $5.7 million as of March 31, 2011.  These forward contracts are due between April 29, 2011 and October 31, 2011.

In order to hedge our currency risk, we have a currency basis swap to synthetically convert US$1.0 billion of the U.S. Term Loan Facility debt into $1.2 billion of debt.  As of March 31, 2011, the fair value of this derivative contract was a liability of $220.7 million.  Most of this non-cash loss will remain unrealized until this contract is settled.  The contract is due October 31, 2014.

At March 31, 2011, the Company had a series of five interest rate swaps to fix interest on U.S. $500 million of U.S. dollar denominated debt and $930 million of Canadian dollar denominated debt at average fixed rates ranging from 3.28% to 3.99%.  As of March 31, 2011, the fair value of these derivative contracts was a liability of $36.6 million.  These contracts mature on various dates between October 31, 2011 and October 31, 2014.

We also have embedded derivatives that are accounted for separately at fair value.  These embedded derivatives are related to prepayment options included in our Senior Notes and Senior Subordinated Notes.  At March 31, 2011, the fair value of these embedded derivatives was an asset of $107.7 million (December 31, 2010 - $72.4 million).  The changes in fair value of these embedded derivatives are recorded on our consolidated statement of income as gain (loss) on financial instruments and are non-cash.  The prepayment options on the Senior Notes and Senior Subordinated Notes will expire on their respective maturity dates of November 1, 2015 and November 1, 2017.

Capital Expenditures

We have entered into contracts for construction and launch of the Telstar 14R/Estrela do Sul 2 satellite, the Nimiq 6 satellite and the Anik G1 satellite.  The outstanding commitments as of March 31, 2011 on these contracts are approximately $330 million. These expenditures will be funded from some or all of the following: cash and short-term investments, cash flow from operations, cash flow from customer prepayments or through borrowings on available lines of credit under the Credit Facility.

We have also acquired the Canadian payload on ViaSat-1 for total consideration of $61.2 million in April 2011.  In connection with that agreement, we have entered into future commitments of approximately $25 million for capital expenditures

Market Risk

Credit Risk Related to Financial Instruments

Financial instruments that potentially subject us to a concentration of credit risk consist of cash and cash equivalents, short-term investments, accounts receivable, derivative assets as well as other assets. Investment of these funds is done with high quality financial institutions and is governed by our corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade U.S. dollar and Canadian dollar denominated investments.

We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. It is expected that these counterparties will be able to meet their obligations as they are institutions with strong credit ratings. We periodically monitor their credit risk and credit exposure.

Foreign Exchange Risk

Our operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars.  The most significant impact of variations in the exchange rate is on the U.S. dollar denominated debt financing.  We are also exposed to foreign currency risk on anticipated transactions, such as the costs of satellite construction and acquisition.

Our main currency exposures as at March 31, 2011 lie in our U.S. dollar denominated cash and cash equivalents, accounts receivable, accounts payable and debt financing.

Approximately 46% of our revenue for the three months ended March 31, 2011, a large portion of our expenses and a substantial portion of our indebtedness and capital expenditures are denominated in U.S. dollars. As a result, the volatility of United States currency may expose us to foreign exchange risks. For the first quarter of 2011, as a result of the strengthening Canadian dollar, we recorded foreign exchange gains of approximately $78 million, prior to any impact on hedging instruments. For the first quarter of 2010, we recorded a gain of $113 million, as the Canadian dollar also strengthened against the U.S. dollar.

As at March 31, 2011, a 5 percent increase (decrease) in the Canadian dollar against the U.S. dollar would have increased (decreased) the Company’s net earnings by approximately $150 million and increased (decreased) other comprehensive income by approximately $2 million.  This analysis assumes that all other variables, in particular, interest rates, remain constant.

Interest Rate Risk

We are exposed to interest rate risk on our cash and cash equivalents and our long-term debt, which is primarily variable-rate financing.  Changes in the interest rates could impact the amount of interest we are required to pay.

Derivative Financial Instruments

We use derivative instruments to manage our exposure to foreign currency and interest rate risk.  Our policy is that we do not use derivative instruments for speculative purposes.

We use the following instruments:

•	forward currency contracts to hedge foreign currency risk on anticipated transactions, mainly related to the construction of satellites and interest payments;

•	a cross-currency basis swap to hedge the foreign currency risk on a portion of our U.S. dollar denominated debt; and

•	interest rate swaps to hedge the interest rate risk related to debt financing which is primarily variable rate financing.

Our derivative financial instruments also include embedded derivatives that are related to prepayment options contained in our Senior Notes and Senior Subordinated Notes.

Fair value of a financial instrument is the amount that willing parties would accept to exchange based on the current market for instruments with the same risk, principal and remaining maturity. Fair values are based on estimates using present value and other valuation methods.  As required under IFRS, the fair values also include an adjustment related to the counterparty credit risk.

These estimates are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

Through our long-term debt, we are exposed to interest rate and foreign exchange fluctuations.  The following tables, which are based on scheduled debt repayments, derivative maturities and foreign exchange rates as at March 31, 2011, contain additional information on some of our exposures and the derivative instruments that mitigate these risks.

Foreign Exchange Rate Exposure (Long-term Debt)
(CAD millions, beginning of period)	Q2-2011	2012	2013	2014	2015	Thereafter	Fair Value
							Mar. 31, 2011
Long-term debt (USD denominated):
US Term Loans	1,789.7	1,775.6	1,761.5	1,747.4	-	-
Senior and Senior Subordinated Notes	883.2	883.2	883.2	883.2	883.2	883.2
Foreign exchange exposure	2,672.9	2,658.8	2,644.7	2,630.6	883.2	883.2

Foreign exchange derivatives:
Cross-currency basis swap	(989.8)	(982.1)	(971.9)	(961.7)	-	-	(220.7)

Net foreign exchange exposure	1,683.1	1,676.7	1,672.8	1,668.9	883.2	883.2

Interest Rate Exposure
(CAD millions, beginning of period)	Q2-2011	2012	2013	2014	2015	Thereafter	Fair Value
							Mar. 31, 2011
Long-term debt exposed to variable interest rate *:
CAD denominated (CDOR + spread)	1,349.4	1,252.2	1,160.0	1,147.8	-	-
USD denominated (Libor + spread)	799.9	778.1	753.8	729.5	-	-
Interest rate exposure	2,149.3	2,030.3	1,913.8	1,877.3	-	-

Interest rate derivatives:
Variable to fixed (CAD notional)	(930.0)	(930.0)	(930.0)	(930.0)	-	-	(25.4)
Average fixed rate (before spread)	3.28%	3.28%	3.28%	3.28%	-	-

Variable to fixed (USD notional)	(485.3)	-	-	-	-	-	(11.2)
Average fixed rate (before spread)	3.99%	-	-	-	-	-
Total interest rate exposure mitigated	(1,415.3)	(930.0)	(930.0)	(930.0)	-	-

Net interest rate exposure	734.0	1,100.3	983.8	947.3	-	-

* Net of impact of cross-currency basis swap

In addition, we also entered into the following foreign exchange forward contracts in order to mitigate some exposure on future U.S. dollar denominated cash flows relating to capital expenditures and interest payments.

Forward Foreign Exchange Contracts (Anticipated Transactions)							Fair Value
(Receive USD/Pay CAD)	Q2-2011	2012	2013	2014	2015	Total	(CAD)
Contract amount (USD millions)	125.0	-	-	-	-	125.0	(5.7)
Average contractual exchange rate	1.0150	-	-	-	-	1.0150

Non-IFRS Measures

Consolidated EBITDA for Covenant Purposes

Under the terms of our Credit Facility, we are required to comply with certain financial ratio maintenance covenants.

Our Consolidated EBITDA for Covenant Purposes is defined as income (loss) before the deduction of income taxes for Telesat Holdings and Restricted Subsidiaries plus interest expense, depreciation expense, amortization expense, extraordinary losses and unusual and non-recurring charges, non-cash charges, losses on asset dispositions, any expenses or charges incurred in connection with any issuance of debt, any impairment charges or asset write off, foreign withholding taxes paid or accrued, non-cash charges related to stock compensation expense and consulting fees payable to Loral in mezzanine securities.  Additional sums which may be added include collections on sales-type leases, and further adjustments made to revenues which may have been earned by satellites that have been subject to an insured loss.  Deductions which are made in calculating Consolidated EBITDA for Covenant Purposes include extraordinary and non-recurring gains, non-cash gains, gains on asset sales and gains on sales-type leases, unless collected during the period.  Further adjustments are made to account for income from Unrestricted Subsidiaries, and currency gains and losses (including gains or losses on derivative contracts).

Consolidated EBITDA for Covenant Purposes is not a presentation made in accordance with IFRS, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with IFRS or (2) operating cash flows determined in accordance with IFRS.  Additionally, Consolidated EBITDA for Covenant Purposes is not intended to be a measure of free cash flow for management’s discretionary use as it does not include certain cash requirements for such as interest payments, tax payments and debt service requirements.  We believe that the inclusion of Consolidated EBITDA for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of certain financial covenants in the Credit Facility and the indentures governing the Senior Notes and Senior Subordinated Notes.  Consolidated EBITDA for Covenant Purposes is a material component of these covenants.  Non-compliance with the financial ratio maintenance covenants contained in our Credit Facility could result in the requirement to immediately repay all amounts outstanding, while non-compliance with the debt incurrence ratio contained in the indentures governing the Notes would prohibit us from being able to incur additional indebtedness other than pursuant to specific exceptions.  Because not all companies use identical calculations, this presentation of Consolidated EBITDA for Covenant Purposes may not be comparable to other similarly titled measures of other companies.  We believe the disclosure of the calculation of Consolidated EBITDA for Covenant Purposes provides information that is useful to an investor’s understanding of our liquidity and financial flexibility.

The following is a reconciliation of income before income taxes, which is an IFRS measure of our operating results, to Consolidated EBITDA for Covenant Purposes, as defined in our indentures and Credit Facility agreements (our “debt agreements”) and the calculation of the ratio of net debt to Consolidated EBITDA for Covenant Purposes, and interest expense to Consolidated EBITDA for Covenant Purposes as defined in our debt agreements.  The terms and related calculations are defined in our debt agreements, copies of which are publicly available.

	Twelve Months Ended March 31, 2011	Year Ended December 31, 2010 Note 2
(in CAD $ millions)

Income before income taxes	314.2	274.1
Less: impact of unrestricted subsidiary	0.5	0.4
Consolidated earnings for Covenant Purposes	314.7	274.5
Plus:
Interest expense (note 1)	242.6	251.3
Depreciation expense (note 1)	200.5	201.0
Any impairment charge or asset write-off and amortization of intangibles arising pursuant to ASC 805	43.3	44.6
Any loss from the early extinguishment of indebtedness or hedging obligations on other derivative instruments	-	11.2
Other	17.3	18.0
Less:
Any income from the early extinguishment of indebtedness or hedging obligations on other derivative instruments	(43.7)
Currency translation losses (gain)	(129.9)	(164.0)
Other	(8.1)	(9.3)
Consolidated EBITDA for Covenant Purposes	636.7	627.3

Note 1: Interest and depreciation expense for covenant purposes exclude certain specific expenses as defined in the agreement and as a result does not reconcile to the financial statement line items.

Note 2: We have adjusted the 2010 comparative numbers as compared to our 2010 first quarter filing to reflect the IFRS adjustments recorded as well as the impact of retrospectively recognizing the fair value of prepayment options on our outstanding notes.  Please refer to note 5 to our unaudited condensed consolidated interim financial statements in this filing for more information on the impact of the IFRS adjustments recorded.  Please refer to note 18 to our audited consolidated financial statements contained in Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 filed with the U.S. Securities and Exchange Commission (SEC).

Consolidated Total Debt for Covenant Purposes

Consolidated Total Debt for Covenant Purposes is a non-IFRS measure.  We believe that the inclusion of Consolidated Total Debt for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of certain financial covenants.  We believe the disclosure of the calculation of Consolidated Total Debt for Covenant Purposes provides information that is useful to an investor’s understanding of our compliance with certain important financial covenants.

The following is a reconciliation of our Consolidated Total Debt for Covenant Purposes to Debt Financing:

	As at March 31, 2011	As at December 31, 2010 Note 1
(in $ millions)
U.S. dollar denominated debt
U.S. Term Loan I (USD$)	1,698.0	1,702.4
U.S. Term Loan II (USD$)	145.9	146.2
Senior Notes (USD$)	692.8	692.8
Senior Subordinated Notes (USD$)	217.2	217.2
	2,753.9	2,758.6
Foreign exchange adjustment	(81.0)	(5.5)
Subtotal (CAD$)	2,672.9	2,753.1

Debt issuance costs	(58.8)	(61.6)
Prepayment options on Notes (Embedded Derivatives)	6.9	7.2

CAD denominated debt
Canadian Term Loan	165.0	170.0
Debt financing	2,786.0	2,868.7

(in CAD $ millions)
Debt financing	2,786.0	2,868.7
Adjustment for Covenant Purposes:
Debt issuance costs	58.8	61.6
Cross currency basis swap adjustment	194.7	167.1
Other	0.2	0.2
Cash (adjusted for unrestricted subsidiaries)	(245.4)	(219.0)
Consolidated Total Debt for Covenant Purposes	2,794.3	2,878.6

Note 1 - We have adjusted the 2010 comparative numbers as compared to our 2010 first quarter filing to reflect the IFRS adjustments recorded as well as the impact of retrospectively recognizing the fair value of prepayment options on our outstanding notes.  Please refer to note 5 to our unaudited condensed consolidated interim financial statements in this filing for more information on the impact of the IFRS adjustments recorded.  Please refer to note 18 to our audited consolidated financial statements contained in Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 filed with the U.S. Securities and Exchange Commission (SEC).

Interest Expense for Covenant Purposes

Interest Expense for Covenant Purposes is a non-IFRS measure.  We believe that the inclusion of Interest Expense for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of certain financial covenants.  We believe the disclosure of the calculation of Interest Expense for Covenant Purposes provides information that is useful to an investor’s understanding of our compliance with certain important financial covenants.

The following is a reconciliation of our consolidated interest expense for covenant purposes to interest expense:

	Twelve Months Ended March 31, 2011	Year Ended December 31, 2010 Note 1
(in CAD $ millions)

Interest expense	247.7	256.6

Adjustment for Covenant Purposes:
Capitalized interest	20.4	14.6
Dividends on preferred shares	(11.3)	(12.3)
Amortization of financing costs	(13.6)	(13.5)
Cash interest income	(2.0)	(1.9)
Other	(0.4)	(0.3)
Interest on satellite performance incentive payments	(4.8)	(5.0)
Interest expense for Covenant Purposes	236.0	238.2

Note 1 - We have adjusted the 2010 comparative numbers as compared to our 2010 first quarter filing to reflect the IFRS adjustments recorded as well as the impact of retrospectively recognizing the fair value of prepayment options on our outstanding notes.  Please refer to note 5 to our unaudited condensed consolidated interim financial statements in this filing for more information on the impact of the IFRS adjustments recorded.  Please refer to note 18 to our audited consolidated financial statements contained in Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 filed with the U.S. Securities and Exchange Commission (SEC).

As of March 31, 2011, Consolidated Total Debt to Consolidated EBITDA for Covenant Purposes ratio, for credit agreement purposes, was 4.39:1, which was less than the maximum test ratio of 6.5:1.  The Consolidated EBITDA for Covenant Purposes to Consolidated Interest Expense ratio, for credit agreement compliance purposes, was 2.70:1, which was greater than the minimum test ratio of 1.60:1.

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenue and expenses reported for the period.  Actual results could differ from estimates.  Some of the most significant estimates impact: derivative financial instruments measured at fair value, impairment of goodwill, impairment of intangible assets and income taxes.  For more details on these estimates please refer to note 4 to our unaudited condensed consolidated interim financial statements for the three months ended March 31, 2011 contained in this 6-K report.

Accounting Standards

Changes in Accounting Policies

We have prepared the unaudited condensed consolidated interim financial statements in accordance with IFRS 1 and IAS 34. For changes in accounting policies since our December 31, 2010 audited consolidated financial statements, please refer to Note 5.

International Financial Reporting Standards

We adopted IFRS, with a transition date of January 1, 2010.  This is our first interim report presented in accordance with IFRS 1 and IAS 34.  While the adoption of IFRS did not significantly change the cash flows generated by the Company, it resulted in significant differences in certain matters of recognition, measurement and disclosure in the reported financial position and results of operations of the Company.  Refer to note 3 and note 5 to our unaudited condensed consolidated interim financial statements in this filing for more information.

IFRS 1 prescribes the application of mandatory exceptions and elective exemptions for first time adopters.  Below are the mandatory exceptions and elective exemptions adopted on transition.

(a) Mandatory exceptions

Estimates

The estimates made in the opening IFRS balance sheet reflect conditions that existed at the date of the underlying transaction or January 1, 2010, as required by each specific IFRS standard.

(b) Elective exemptions

Business combinations

Under IFRS 1 we have the option to apply IFRS 3R Business Combinations retrospectively or prospectively from the transition date.  We elected to apply IFRS 3R prospectively to business combinations that occurred after January 1, 2010.

Fair value or revaluation as deemed cost

IFRS 1 provides an exemption to measure property, plant and equipment, intangible assets and investment property at fair value and use that fair value as the deemed cost at that date and an exemption to use a previous GAAP revaluation as deemed cost if such a revaluation is comparable to the fair value or reflects either the cost or the depreciated cost under IFRS.  If these exemptions are not taken, retrospective application is required in accordance with IAS 16 Property, Plant and Equipment, IAS 38 Intangible Assets, and IAS 40 Investment Property.  We elected to use a previous Canadian GAAP revaluation as deemed cost, which had no impact on our opening balance sheet.

Employee benefits

IFRS 1 provides the option to retrospectively apply the corridor approach under IAS 19 Employee Benefits for the recognition of actuarial gains and losses, or alternatively recognize all cumulative actuarial gains and losses deferred under Canadian GAAP in opening retained earnings at the transition date.  We elected the latter option.

Currency translation differences

IAS 21 The Effects of Changes in Foreign Exchange Rates requires an entity to recognize translation differences in other comprehensive income and accumulate these differences in a separate component of shareholders’ equity.  IFRS 1 permits cumulative translation gains and losses to be reset to zero at the transition date.  We elected this option.

Borrowing costs

IAS 23 Borrowing Costs requires an entity to capitalize the borrowing costs related to all qualifying assets.  IFRS 1 allows the Company the option to apply this standard retrospectively or prospectively from the date of transition.  We elected prospective application.

Leases

IFRS 1 provides the option to apply the transitional provisions under IFRIC 4, Determining whether an Arrangement contains a Lease, to determine whether an arrangement contains a lease on the basis of facts and circumstances existing at the date of transition.  The Company has made this election in its evaluation of contracts existing at the transition date.

 (c) Changes in accounting policies from Canadian GAAP to IFRS

The following are additional differences between the Canadian GAAP accounting policies we have previously adopted up to our last fiscal year ended December 31, 2010 and the IFRS accounting policies we now report under throughout fiscal 2011.

(1) Impairments – Recoverability testing

A recoverability test under Canadian GAAP is a two step process involving the comparisons among an asset’s undiscounted cash flows, its carrying amount and its fair value.  The impairment test under IAS 36 Impairment of Assets is a one step process involving the comparison of an asset’s carrying amount and its recoverable amount.  This could result in more impairment being recognized.

(2) Impairments - Reversals

Impairment losses cannot be reversed under Canadian GAAP.  Impairment losses other than those related to goodwill can be reversed under IFRS if certain criteria are met in accordance with IAS 36 Impairment of Assets.

(3) Employee benefits – actuarial gains and losses

Under Canadian GAAP, actuarial gains and losses are subject to a minimum amortization based on a corridor approach.  The excess over the corridor is amortized as a component of pension expense, while actuarial gains (losses) below the corridor are deferred.  The corridor was determined as 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year.  Under the IFRS election we made, actuarial gains (losses) are not amortized to the income statement but instead are recorded directly to comprehensive income at the end of each period.

(4) Foreign currency translation

For the purpose of translating foreign operations, IFRS requires an entity to determine the functional currency of each entity, whereas Canadian GAAP requires an entity to determine whether its foreign operations are self-sustaining or integrated.  As a result, certain subsidiaries are translated differently.

(5) Share-based compensation

Telesat has equity-settled share-based compensation transactions with embedded vesting conditions that are time and performance based.  Canadian GAAP requires the fair value of these awards to be recognized on a straight line basis throughout the vesting period, whereas under IFRS, each tranche of the option grant is considered a separate grant and fair value is determined for each tranche of the option grant.

(6) Leases

As a result of the application of IFRIC 4 Determining whether an arrangement contains a lease, management determined that certain agreements were incorrectly accounted for as leases under Canadian GAAP. These immaterial errors were corrected as part of the IFRS transition as permitted under IFRS 1 with prior year periods adjusted in the financial statements and the agreement are now accounted for as service agreements under IFRIC 4.

(7) Income Taxes

Differences for income taxes include the effect of recording, where applicable, the deferred tax impact of other differences between Canadian GAAP and IFRS.

Recent IFRS Accounting Pronouncements

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the International Accounting Standards Board (“IASB”) on October 28, 2010, and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”).  IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39.  The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.  Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost.  Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied.  The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of this standard.  IFRS 9 is effective for annual periods beginning on or after January 1, 2013.  The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

On November 4, 2009, the IASB issued a revised version of IAS 24, Related Party Disclosures (“IAS 24”).  IAS 24 requires entities to disclose in their financial statements information about transactions with related parties.  Generally, two parties are related to each other if one party controls, or significantly influences, the other party.  IAS 24 has simplified the definition of a related party and removed certain disclosures required by the predecessor standard.  The revised standard is effective for annual periods beginning on or after January 1, 2011.

Item 3.  Quantitative and Qualitative Disclosures About Market Risk

See Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the section “Market Risk”.

PART II.  OTHER INFORMATION

Item 1.  Legal Proceedings

We discuss certain legal proceedings in Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC, in the section titled “Legal Proceedings”.  We refer the reader to that discussion for information concerning those proceedings.  There have been no material developments in those proceedings since we filed that report.

Item 1A.  Risk Factors

Our business and operations are subject to a significant number of known and unknown risks and uncertainties.

The most significant of the known risks are summarized in, and the reader’s attention is directed to, the section titled “Risk Factors” of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC. There have been no material changes to those risk factors.

Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or operating results.

Item 2.  Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.  Defaults Upon Senior Securities

None.

Item 4.  Reserved.

Item 5.  Other Information

None.

Item 6.  Exhibits

Not applicable.